Exhibit 99.1

genetic tehnologies Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040 ASX ANNOUNCEMENT 25 October 2013 ___________________________________________________________________________________ Notice of 2013 Annual General Meeting, Sample Proxy, Adjournment of Extraordinary General Meeting and 2013 Annual Report Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its Notice of the 2013 Annual General Meeting of shareholders (the “Notice”), a Sample Proxy for the AGM, a letter regarding the adjournment of the recent Extraordinary General Meeting (with respect to Resolution 2 only) (the “Letter”) and its 2013 Annual Report. It is anticipated that a copy of the Notice and a personalised proxy will be mailed to all shareholders, together with a copy of the Letter, by no later than Tuesday, 29 October 2013. The Company’s 2013 Annual Report is available for download from its website: www.gtglabs.com As detailed in the Notice and the Letter, the adjourned Extraordinary General Meeting and the 2013 Annual General Meeting will both be held on Friday, 29 November 2013 at the following address: “Treetops” Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia The Extraordinary General Meeting will re-open at 10.30 am, with the Annual General Meeting to follow immediately thereafter. _________________________________________________________________________________ FOR FURTHER INFORMATION PLEASE CONTACT Thomas G. Howitt Company Secretary Genetic Technologies Limited Phone: +61 3 8412 7000

NOTICE OF ANNUAL GENERAL MEETING Notice is hereby given that the Annual General Meeting of the shareholders of Genetic Technologies Limited (ACN 009 212 328) will be held at: 10.45 am on Friday, 29 November 2013 at “Treetops”, Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia The meeting will commence immediately after the adjourned Extraordinary General Meeting that is scheduled to reopen at 10.30 am on Friday, 29 November 2013 at the same venue as above. Genetic Technologies Limited

BUSINESS 1. CONSIDERATION OF FINANCIAL STATEMENTs To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2013. 2. REsOLUTION 1 - ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ That the Remuneration Report section of the Directors’ Report for the Company for the year ended 30 June 2013 be adopted.” * Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company. 3. REsOLUTION 2 - RE-ELECTION OF MR. TOMMAsO BONVINO To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Mr. Tommaso Bonvino who retires by rotation in accordance with Listing Rule 14.4 and clause 20.1 of the Company’s Constitution and being eligible offers himself for re-election as a Director.” 4. REsOLUTION 3 - ELECTION OF MR. BENJAMIN sILLUZIO To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Mr. Benjamin Silluzio who was appointed to the Board as an additional Director on 10 December 2012 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” 5. REsOLUTION 4 - APPROVAL OR RATIFICATION OF THE IssUE OF sHAREs TO CYGNET CAPITAL PTY. LTD. To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ That for the purposes of Listing Rule 7.1, or in the alternative Listing Rule 7.4, and for all other purposes, Shareholders approve the issue of up to 6,944,444 Shares to Cygnet Capital Pty. Ltd. at an issue price of $0.072 (as announced by the Company to the ASX on 3 October 2013) on the terms and conditions set out in the Explanatory Memorandum.” Dated this 25th day of October 2013 By order of the Board THOMAS G. HOWITT Company Secretary 1

VOTING ENTITLEMENT NOTICE For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00 pm on Wednesday, 27 November 2013. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting. DIRECT VOTE A member entitled to vote may vote their shares directly by completing Step 2 on the attached Proxy Form, complete a “for”, “against” or “abstain” for each resolution and returning the Proxy Form as indicated below. In this case, a member is not appointing a proxy. A vote of “abstain” for a direct vote will result in the shares represented by that vote not counting towards a majority vote. If no direction is given for a particular resolution and no proxy appointed, the vote (other than a vote with respect to Resolution 1) will be passed to the Chairman of the meeting to vote as that member’s undirected proxy. PROXIEs A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting. APPOINTMENT OF PROXIEs If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents. The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman’s intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting. If a member has not directed their proxy how to vote, the proxy may vote as the proxy determines. If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter (other than the Chairman), the member may only vote with respect to Resolution 1 by directing their proxy how to vote with respect to Resolution 1. To direct the Excluded Voter as proxy, the member must complete the “for” or “against” or “abstain” at Step 2 of the Proxy Form for Resolution 1. An “Excluded Voter” for these purposes means collectively one of the Key Management Personnel (as set out on page 36 of the Company’s 2013 Annual Report, and is defined in the Corporations Act 2001 to include the Chairman) (“KMP”) or one of KMP’s closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the KMP). Proxy forms must be received at the Company’s offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.45 am on Wednesday, 27 November 2013. BODIEs CORPORATE A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. GENETIC TECHNOLOGIES NOTICE OF AGM 2013 2

EXPLANATORY MEMORANDUM This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Friday, 29 November 2013. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them. 1. CONsIDERATION OF FINANCIAL sTATEMENTs Please refer to the Company’s 2013 Annual Report. 2. REsOLUTION 1 - ADOPTION OF THE REMUNERATION REPORT Under the Corporations Act 2001, listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted. This Remuneration Report can be found on pages 36 to 44 of the Company’s 2013 Annual Report. It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and Senior Executives of the Company. A vote on this resolution is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2013 Annual Report can be found on its website at www.gtglabs.com The Corporations Act 2001 provides that as from 1 July 2011: (a) members of the key management personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and (b) if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. A “first strike” did not occur at the 2012 Annual General Meeting. Where a “first strike” occurs at the 2013 Annual General Meeting: (a) the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2014 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and (b) if the Company’s subsequent Remuneration Report also receives a “no vote” at the 2014 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2014 Annual General Meeting will be asked (at that 2014 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act 2001. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1. As set out in the Notice of Annual General Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1. Voting Exclusion Statement A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons; (a) A member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or (b) A closely related party of such a member, (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolution 1 if: (i) The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution (as described in the “Notes” section of this Notice of Meeting); and (ii) The vote is not cast on behalf of another Excluded Voter. An Excluded Voter may also cast a vote on Resolution 1 if the Excluded Voter is the Chairman of the Meeting and the appointment of the Chairman as proxy: • does not specify the way the proxy is to vote on the Resolution; or • expressly authorises the Chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company. 3

3. REsOLUTION 2 - RE-ELECTION OF MR. TOMMAsO BONVINO Mr. Bonvino, 52, retires by rotation in accordance with the Company’s Constitution and being eligible offers himself for re-election. Mr. Bonvino was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 27 years experience in consumer marketing and product development and also a Non-Executive Director of the Melbourne Recital Centre and Fellow of the Australian Institute of Company Directors. 4. REsOLUTION 3 - ELECTION OF MR. BENJAMIN sILLUZIO Mr. Silluzio, 37, was appointed as an additional Director after the last annual general meeting and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election. Mr. Silluzio was appointed to the Board on 10 December 2012. He has held several senior positions including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston Melbourne, Smith Barney Century Council, Colonial Institutional Stock broking in Melbourne and Sydney and was the President/Chairman of the Italian Chamber of Commerce. He is currently the managing partner and desk head of RBS Morgans Family Office and a Director of Private Branded Beverages Limited, a public unlisted company. 5. REsOLUTION 4 - APPROVAL OR RATIFICATION OF THE IssUE OF sHAREs TO CYGNET CAPITAL PTY. LTD. 5.1 Short explanation - Resolution 4 On 1 August 2013, the Company announced its intention to offer Shareholders the opportunity to acquire up to $7,500 worth of Shares each, at an issue price of $0.072 per Share, under a share purchase plan to raise up to $3,000,000 (SPP). The SPP was underwritten by the Lodge Corporate Pty. Ltd. and Cygnet Capital Pty. Ltd. (Cygnet) (together the Underwriters) within the Company’s then remaining capacity under Listing Rule 7.1. As such, the underwriting of the SPP was limited to $1,800,000, or 25,000,000 Shares. Shareholders approved the issue of Shares to Underwriters of the Company’s SPP at the Company’s Extraordinary General Meeting which was held on 23 October 2013 (EGM). As announced by the Company to the ASX on 3 October 2013, Cygnet also committed to subscribe for further Shares at the same issue price of $0.072 per Share (under the SPP) to raise an additional $1,000,000. Of this amount, Shares representing a total of $500,000 (equivalent to 6,944,444 Shares) will be issued at the same issue price as the other Shares under the SPP. In the event that Shares are issued under this Resolution 4 after the date of the Annual General Meeting, this Resolution 4 seeks approval of the issue of Shares (under Listing Rule 7.1) representing the remaining $500,000 (equivalent to 6,944,444 Shares) which will be issued at $0.072 per Share. In the alternative, if Shares are issued under this Resolution 4 before the date of the Annual General Meeting, this Resolution 4 seeks approval (under Listing Rule 7.4) of the ratification of the issue of Shares representing the remaining $500,000 (equivalent to 6,944,444 Shares) which will be issued at $0.072 per Share. This issue of Shares the subject of this Resolution 4 was subject to Shareholders refreshing the Company’s 15% share issue capacity under Listing Rule 7.1 – this condition was satisfied on 23 October 2013 as Shareholders approved the refreshment of the Company’s share issue capacity at the EGM. 5.2 Regulatory requirements under ASX Listing Rules 7.1 and 7.4 for the issue of Shares to Cygnet ASX Listing Rule 7.1 sets out the regulatory requirements that must be satisfied in relation to the issue of securities under Resolution 4. Listing Rule 7.1 prohibits the Company issuing equity securities in excess of 15% of the existing share capital in a 12 consecutive month period without prior shareholder approval. Alternatively, Listing Rule 7.4 permits a company to obtain ratification from its shareholders in relation to a prior share issue (and thereby refresh the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval). GENETIC TECHNOLOGIES NOTICE OF AGM 2013 4

Listing Rules 7.3 and 7.5 (whichever is applicable) requires that a notice of meeting pursuant to which Shareholders are requested to consider approving an issue of equity securities pursuant to Listing Rule 7.1, or alternatively a ratification of an issue of equity securities pursuant to Listing Rule 7.4, must include certain specified information in relation to the securities to be issued, as follows: Shares issued to or proposed to be issued to, as applicable Cygnet Capital Pty. Ltd. (Underwriter). Maximum number of securities to be issued Up to 6,944,444 Shares. Issue price of the securities The Shares will be issued at a price of $0.072 per Share. Issue date The Shares are to be issued as soon as practical after the Company obtains shareholder approval but in any event within 3 months of the date of shareholder approval (or such later date to the extent permitted by any waiver that may be granted by ASX). Terms of the securities The Shares will rank equally in all respects with the Company’s existing ordinary shares on issue. The use of the funds raised Funds raised under the share purchase plan are to be used for: • Expanding US distribution for the Company’s lead breast cancer test BREVAGen™; • Completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGen™; • Increasing market awareness for BREVAGen™ through broader and more active key opinion leader and speaker programs; • investing to further improve reimbursement performance; and • general working capital purposes. 5.3 Effect of passing of Resolution 4 Resolution 4, if passed, will enable the Company to retain the flexibility to issue equity securities within the next 12 months up to the 15% threshold without the requirement to obtain prior Shareholder approval. 5.4 Board recommendation The Board unanimously recommends that Shareholders vote in favour of Resolution 4. Voting Exclusion Statement Pursuant to Listing Rules 7.3.8 and 7.5.6 (as applicable), the Company will disregard any votes cast on Resolution 4 by: (a) Cygnet Capital Pty. Ltd.; (b) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares, if the resolution is passed; and (c) any Associate of those persons. However, the Company need not disregard a vote if: • it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or • it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. 5

NOTEs GENETIC TECHNOLOGIES NOTICE OF AGM 2013 6

Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com

SRN/HIN: I9999999999 Lodge your vote: By Mail: Genetic Technologies Limited Attention: Company Secretary P.O. Box 115 Fitzroy Vic. 3065 Australia Alternatively you can fax your form to (within Australia) 03 8412 7040 (outside Australia) +61 3 8412 7040 For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Voting Form . . For your vote to be effective it must be received by 10.45 am (Melbourne time) Wednesday, 27 November 2013 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appoint a Proxy to Vote on Your Behalf Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. . Turn over to complete the form Vote Directly Voting 100% of your holding: Mark the first box in Step 1 and either the For, Against or Abstain box opposite each item of business in Step 2. Your vote will be invalid on an item if you do not mark any box OR you mark more than one box for that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement. Genetic Technologies Limited ABN 17 009 212 328 www.investorcentre.com Update your securityholding, 24 hours a day, 7 days a week: View the Annual Report: www.gtglabs.com Your secure access information is: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. . . T 000001 000 GTG MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Samples/000001/000001/i *S000001Q01*

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise their broker of any changes.

I 9999999999 IND

Voting Form

Please mark ☒ to indicate your directions

STEP 1 Indicate How your Vote will be Cast *Select one option only*

XX

At the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia on Friday, 29 November 2013. The meeting will commence immediately after the adjourned Extraordinary General Meeting that is scheduled to reopen at 10.30 am (AEDT) and at any adjournment or postponement of that meeting, I/We being member/s of Genetic Technologies Limited direct the following:

1. Vote Directly

☐ Record my/our votes strictly in accordance with directions in Step 2.

PLEASE NOTE: A Direct Vote will take priority over the appointment of a Proxy. For a valid Direct Vote to be recorded you must mark FOR, AGAINST, or ABSTAIN on each item.

OR

2. Appoint a Proxy to Vote on Your Behalf: I/We hereby appoint

☐ **Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit).

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	For	Against	Abstain
Resolution 1 - Adoption of the Remuneration Report	☐	☐	☐
Resolution 2 - Re-election of Mr Tommaso Bonvino	☐	☐	☐
Resolution 3 - Election of Mr Benjamin Silluzio	☐	☐	☐
Resolution 4 - Approval or ratification of the issue of shares to Cygnet Capital Pty Ltd	☐	☐	☐

The Chairman of the Meeting intends to vote all available proxies in favour of each Resolution

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

GTG 999999A Computershare

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone 61 3 8412 7000 • Fax 61 3 8412 7040 25 October 2013 Dear Shareholder, NOTICE OF ADJOURNMENT OF EXTRAORDINARY GENERAL MEETING Please note that, in accordance with the Company’s Constitution, the Extraordinary General Meeting of shareholders held on Wednesday, 23 October 2013 (EGM) was adjourned until 10.30 am (EDT) on Friday, 29 November 2013 for the consideration and shareholder vote of Resolution 2 of the Notice of Meeting dated 19 September 2013 (EGM Notice of Meeting). The Directors maintain their unanimous recommendation that shareholders approve Resolution 2, as described in the EGM Notice of Meeting. A copy of the EGM Notice of Meeting remains available at www.gtglabs.com or can be obtained from the Company by contacting Tom Howitt, Company Secretary, on +61 3 8412 7000. The resumed EGM will only consider Resolution 2 and will take place immediately before the Company’s Annual General Meeting to be held on Friday, 29 November 2013 (AGM) at the same venue as the AGM, namely “Treetops”, Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, 3053. All valid proxies for the EGM that were received by the Company prior to 21 October 2013 remain current for the adjourned EGM. Shareholders who have not yet lodged a proxy for the EGM may still do so (in respect of Resolution 2 only). The completed proxy must be received by the Company, as detailed on the original Proxy Form that was sent to all shareholders, by no later than 10.30 am on Wednesday, 27 November 2013. We also advise that the Notice for the Company’s 2013 Annual General Meeting accompanies this letter. The Annual General Meeting will commence immediately after the conclusion of the EGM. Yours sincerely, GENETIC TECHNOLOGIES LIMITED THOMAS G. HOWITT Company Secretary

Annual Report 2013 Personalizing health Genetic Technologies

CONTENTS 01 ABOUT GTG 02 ChAirmAn AnD CEO’s mEssAGE 04 BOArD Of DirECTOrs AnD sEniOr mAnAGEmEnT 06 fivE-yEAr sUmmAry 08 OUr BUsinEss 09 DOmEsTiC GEnETiC TEsTinG 10 CAnCEr DiAGnOsTiCs 11 BrEvAGen™ 17 LiCEnsinG 18 nOn-COrE AssETs 20 PATEnT EsTATE 25 DirECTOrs’ rEPOrT 46 COrPOrATE GOvErnAnCE sTATEmEnT 54 COnsOLiDATED sTATEmEnT Of COmPrEhEnsivE inCOmE 55 COnsOLiDATED BALAnCE shEET 56 COnsOLiDATED sTATEmEnT Of CAsh fLOWs 57 COnsOLiDATED sTATEmEnT Of ChAnGEs in EQUiTy 58 nOTEs TO ThE finAnCiAL sTATEmEnTs 93 DirECTOrs’ DECLArATiOn 94 AUDiTOr’s rEPOrT 96 AUDiTOr’s inDEPEnDEnCE DECLArATiOn 97 COrPOrATE infOrmATiOn 98 AsX ADDiTiOnAL infOrmATiOn 100 GLOssAry Positioned for growth Genetic Technologies

ABOUT GTG Founded in 1989, Genetic Technologies is an established Australian-based global genetic testing business specialising in cancer diagnostics, with a focus on women’s health. Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has established a successful multi-faceted fee-for-service genetic testing business and is the dominant player in Australia and New Zealand. From its headquarters in Melbourne, Victoria, the Company’s laboratory is accredited to all appropriate CLIA, NATA, RCPA and ISO standards, enabling it to accept samples from anywhere in the world. Following its acquisition in 2010 of a proprietary breast cancer risk assessment test named BREVAGen™, the Company has established a permanent office in North Carolina from which its current and future USA sales activities are based. The Company also owns an impressive patent estate comprising more than 200 patents, including foundational patents covering the use of “non-coding” DNA that form the basis of a successful out-licensing program that has to date generated in excess of $73 million in revenue from the granting of licenses to approximately 70 licensees. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 01

The 2013 year will be characterized as one in which we re-focused the Company’s resources around the commercialization of the Company’s breast cancer risk predictive test BREVAGen™ in the US, while maintaining our domestic businesses with a more streamlined structure. The domestic genetic testing business is an important part of the Company’s core capability and provides a solid infrastructure, revenue and skill set to allow the Company to pursue aggressive growth plans. having successfully launched the BrEvAGen™ test in the UsA, we are building the necessary sales and marketing infrastructure to engage with healthcare professionals as they adopt this test as an important part of their management of breast cancer risk for their patients. This success will underpin long term growth for the Company across a number of possible tests and services focused around women’s health and oncology. Establishing and expanding the market for a new test such as BrEvAGen™, particularly in a huge market like the Us, requires significant investment and coordinated activities on a number of fronts and progress needs to be planned and deliberate. By benchmarking ourselves against other successful companies in our sector such as myriad Genetics and Genomic health we can determine that the number of tests performed by Genetic Technologies in year two from launch is broadly on track in the adoption phase of market acceptance as compared to other, now highly successful products offered by these large Us companies. The 2013 financial year saw Phenogen sciences inc. (Genetic Technologies’ Us subsidiary) further refine its messaging and focus the roll-out of BrEvAGen™ to key physicians and breast clinics. BrEvAGen™ is the first clinically validated breast cancer risk predictive assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalised risk management plans. During the year, we continued the roll-out of BrEvAGen™ to breast surgeons, obstetricians and gynaecologists in twelve territories, receiving samples from more than 27 states across the Us. Phenogen sciences currently has twenty physician Key Opinion Leaders in its speakers Program who assist in the education of their peers with respect to breast cancer risk assessment and the use of BrEvAGen™. We have also added resource to the Us team with the appointment of key personnel in medical Affairs and marketing roles which will ensure our messaging fits with accepted clinical practice. During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BrEvAGen™ into the states of California and florida, bringing the total number of states in which the BrEvAGen™ test can be sold in 49 of the 50 Us states. in July 2013, the Company was inspected by a representative of the new york state Department of health, Clinical Laboratory Evaluation Program (“CLEP”). The Company’s laboratory received an inspection result with no deficiencies reported and, on 30 August 2013, the Company received the formal certificate of qualification from CLEP. This approval allows the Company to test BrEvAGen™ samples from residents of new york state (a densely populated state of nearly 20 million people) and completes the out of state licensures enabling the Company to provide testing services to all 50 Us states. Phenogen sciences has now commenced appointing representatives to cover this important state, with a particular emphasis on new york City. having now achieved certification in all 50 Us states for high complexity molecular testing, new products can be added to the Company’s portfolio of tests and taken to market in the Us using our existing sales force, with no further material regulatory steps being necessary. in order to broaden the market for BrEvAGen™, we are actively progressing a research program with leading international academic collaborators to expand the utility of BrEvAGen™ into hispanic and African American populations. further, we will look to expand the snP panel, incorporating the full portfolio of known common breast cancer susceptibility variants into the test. CHAIRMAN AND CEO’S MESSAGE Having successfully launched the BREVAGen™ test in the USA, we are building the necessary sales and marketing infrastructure to engage with healthcare professionals as they adopt this test as an important part of their management of breast cancer risk for their patients. 02 in August 2012, the Company received the European CE mark approval for BrEvAGen™, which will allow BrEvAGen™ to be sold in the EU and other countries that recognise the CE mark. The expansion into Europe, will be commenced at a time appropriate to the Company’s resources and when the Us market has reached a critical mass. The Company continues to look for synergistic assets that can be deployed through our existing sales and marketing infrastructure. several potential projects were assessed through the course of the year with two progressing to detailed due diligence. none of these projects, however, met our criteria for acquisition. The Company’s intellectual property out-licensing program based on its portfolio of foundational non-coding DnA patents continued during the year, with seven new licenses being executed, taking the total number of licensees to approximately 70 and the total fees generated to AUD 73 million. During the year, a suit in the Western District of Texas was successfully settled, whilst a Colorado suit is ongoing with five settlements secured so far, being: navigenics inc., hologic inc., Eurofins sTA Laboratories inc., Geneseek inc. and 454 Life sciences Corporation (and its affiliates). Changes to Us law this year resulted in a lengthening of the expected timeframes for settlement with some of the parties in this latter suit. As a result, the Company expanded its relationship with its Us attorneys to also encompass non-Us jurisdictions. This increase in resources not only supports expanded efforts in Europe but also more vigorous work in the Us that is expected to return licensing revenues to their previous levels. A number of advances were made during the year with respect to commercialising the Company’s three major non-core assets. in a positive move for both GTG and its former subsidiary immunAid Limited, the commencement of a successful second round of fundraising recently by immunAid resulted in a significant revaluation of the Company’s 45% investment in that company. The funds raised will enable immunAid to fund and advance the development of its exciting technology, hopefully resulting in further gains for GTG and its shareholders. Discussions regarding the Company’s rareCellect™ project continue with a high profile partner, supported by additional testing work that the parties have agreed to as a precursor to a possible transaction. finally, the Company announced that its Canadian-listed subsidiary, Gtech international resources Limited, had executed a scheme merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of sydney-based company simavita holdings Limited. Once complete, GTG should have a valuable asset that can be monetized over time. strategically, the Company’s goal to become a global cancer diagnostics company continues, with further expansion of its Us business now well under way, entry into Europe with BrEvAGen™ planned and an active search for new products. Obtaining certification to provide testing services to residents of new york state is an important milestone to complete access to the large Us market. Our mission to acquire assets in the women’s health and related cancer areas is on track with several opportunities under investigation. We would personally like to thank our Australian and American staff and the Board for their work and resolve in what has been a challenging but productive year that continues to build capacity for growth. We expect the coming year will produce many of the fruits of that labour, with expanding sales, licensing revenues and new products and markets. DR. MALCOLM R. BRANDON non-Executive Chairman Genetic Technologies Limited MS. ALISON J. MEW Chief Executive Officer Genetic Technologies Limited Strategically, the Company’s goal to become a global cancer diagnostics company continues, with further expansion of its US business now well under way, entry into Europe with BREVAGen™ planned and an active search for new products. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 03

BOARD OF DIRECTORS AND SENIOR MANAGEMENT Dr. Malcolm R. Brandon Non-Executive Chairman Dr. Brandon, 66, was appointed to the Board in October 2009 and was appointed Chairman in November 2012. He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Tommaso Bonvino Non-Executive Director Mr. Bonvino, 52, was appointed to the Board in November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 29 years’ experience in consumer marketing and product development. Most recently he served as CEO and Managing Director of Private Branded Beverages Limited, and is also a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors. Dr. Mervyn Cass Non-Executive Director Dr. Cass, 72, was appointed to the Board in September 2011. He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice, accepted the appointment as Medical Director of a plastic surgery centre in 1996. He was the founding Chairman of the Australasian Occupational Medical Group and has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice, and is a former member of the Jewish Community Council of Victoria. Benjamin Silluzio Non-Executive Director Mr. Silluzio, 37, was appointed to the Board in December 2012 and also serves as a member of the Company’s Audit and Corporate Governance Committees. He specialises in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad and currently serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., and is a former President and Chairman of the Italian Chamber of Commerce. 04

Alison J. Mew Chief Executive Officer Ms. Mew, 55, was appointed as Chief Operating Officer in August 2009 and subsequently as Chief Executive Officer in December 2012. She has a diverse background in leadership and operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human health, including more than 13 years with CSL Ltd. in various senior positions. Thomas G. Howitt Chief Financial Officer and Company Secretary Mr. Howitt, 49, was appointed CFO in June 2004 and Company Secretary in June 2005. He has wide financial experience and has played key roles in the raising of bank debt and equity capital for various listed companies operating in a variety of industries, both domestically and internationally. He also serves as President of the Company’s Canadian listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd. Mark J. Ostrowski Senior Vice President Sales and Marketing – Phenogen Sciences Inc. Mr. Ostrowski, 50, was appointed as Senior Vice President Sales and Marketing – Phenogen Sciences Inc. in September 2012. He brings more than 20 years of sales and marketing experience in molecular diagnostics having served in senior managerial positions at several companies focused on women’s health and oncology, including Myriad Genetics and DIANON Systems. Dr. Richard Allman Scientific Director Dr. Allman, 53, joined the Company in 2004 and was appointed as Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design. Diana Newport Quality and Business Operations Director Ms. Newport, 56, was appointed as Quality and Business Operations Director in September 2013. She comes to the Company with extensive international Quality Systems and operational experience in the highly regulated industries of food and pharmaceutical. The Company will benefit from her recent senior roles within the CSL quality control laboratories. M. Luisa Ashdown Director of Global Licensing and Intellectual Property Ms. Ashdown, 57, has expertise in the area of genetics and immunology and has been with the Company since it started in 1989 during which time she was instrumental in the establishment of the Company’s laboratory capability and DNA testing services. She has since served in various roles including as Director of several of GTG’s subsidiaries. For over a decade, she has been involved in Licensing and Intellectual Property defence and management. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 05

FIVE-YEAR SUMMARY The graphs and charts below provide a current and five-year snapshot of a variety of key financial and other performance indicators, including those relating to the Company’s share price and shareholder base. TOTAL OPERATING REVENUE AND INCOME $million 4.78 Licensing 3.38 Testing 0.45 Other TESTING REVENUE $thousands 1,280 Profiling 1,501 Medical 513 Animals 83 Other EXPENSES $thousands 5,267 Selling and marketing 2,400 Licensing, patent and legal 4,414 General and administrative 3,462 Laboratory, research and development 476 Other XJO ASX 200 5,373.10 Genetic Technologies XJO ASX 200 2009 2010 2011 2012 2013 3,000 3,300 3,600 3,900 4,200 4,500 4,800 5,100 5,400 5,700 6,000 6,300 6,600 $0.03 $0.06 $0.09 $0.12 $0.15 $0.18 $0.21 $0.24 $0.27 $0.30 $0.33 GTG ASX $0.075 06

KEY FINANCIAL DATA 2009-2013 Net tangible assets Market capitalisation Number of shareholders Net profit / (loss) after tax Net cash flows from / (used in) operations Shareholders’ equity Total revenue and income from continuing operations Revenue from continuing operations Revenue from licensing GENETIC TECHNOLOGIES ANNUAL REPORT 2013 07

Successfully implementing the five-year strategy A global cancer diagnostics business focused on building a sustainable stable of branded tests and services 1. Genetic testing, focusing on cancer diagnosis and management • With a well-established genetic testing business, Genetic Technologies is building global infrastructure and a suite of tests to position itself as an international cancer diagnostics and management business. • Following the launch of the Company’s innovative breast cancer risk assessment test in 2011, BREVAGen™, Genetic Technologies has established operations in the huge US market. • Utilising its US sales force, the Company will expand its cancer diagnostics test offering in the USA through the addition of new tests, with a continuing focus on women’s health/oncology, delivering potentially significant sales at minimal additional cost. • Alongside the growing range of cancer-related products, Genetic Technologies continues to successfully service its mature markets in the areas of other medical, paternity, forensic and animal testing. 2. Out-licensing of intellectual property • Genetic Technologies holds a significant global patent estate that includes the socalled “179” and “762” patent families, both of which relate to “non-coding” DNA. • Using this valuable technology, the Company conducts a successful global out-licensing program which, to date, has resulted in the granting of licenses to more than 70 commercial licensees and the generation of $73 million in revenue. • In recent years, this program has been expanded by the establishment of a formal assertion program that has so far involved the filing of patent infringement suits in the USA against more than 25 parties. • During 2012, this formal assertion program was expanded to bolster the Company’s licensing activities in Europe. • In addition to the US licensing business, the Company is independently pursuing licenses from parties in Europe and elsewhere who utilise the GTG non-coding technology. 3. Other commercial assets • RareCellect™ is a prenatal testing platform technology that is poised to make significant advances in the identification of genetic disorders prior to birth. The Company is working with parties to advance the commercialisation of this wholly-owned technology. • ImmunAid™ is a proprietary technology aimed at improving treatment outcomes in chronic diseases such as cancer and autoimmune diseases. The company that owns the technology, in which GTG has a 45% equity interest, has since raised independent funds and is now expanding its intellectual property portfolio and pursuing collaborative arrangements. • The Company’s 75.8% owned Canadian-listed subsidiary, Gtech International Resources Limited, is in the advanced stages of acquiring an exciting operating business. OUR BUSINESS 08

DOMESTIC GENETIC TESTING For 22 years, Genetic Technologies has been the largest non-government genetic testing operation in the Asia Pacific region. With the launch of BREVAGen™ and the CLIA certification of the Company’s testing facility, alongside its Australian NATA accreditation, Genetic Technologies is fully accredited to accept test samples from all parts of the world, including the USA and Europe. The Company is well positioned to bring to the world what our local customers have experienced for many years; the ability to translate innovative science into tests that truly make a clinical difference. MEDICAL The Company views its medical testing business as having a large opportunity for growth. Traditionally, the business has focused on familial cancer testing. recently, more work has been centred on women’s health with the introduction of the non-familial risk assessment test, BrEvAGen™, to complement the use of the BrCA1 and BrCA2 familial genetic tests. Business continues to be gained from both commercial and clinical trial sources in recognition of the Company’s superior turnaround times and effective scientific support. Access to these tests provides clinicians with the information they need to make better informed clinical path choices for their patients. PATERNITY Beyond our dominant position in the local market, the Company has been expanding its paternity testing services into Europe and as a testing service provider to other companies. This has been achieved through a well established industry reputation for testing proficiency, logistics and customer support. mainstream media also seeks Genetic Technologies’ expert commentary regarding industry dynamics and latest trends. FORENSICS As the only accredited private forensics laboratory operating in the Asia Pacific region, Genetic Technologies has the capability to conduct work for government organisations, defence lawyers and private investigators. in the area of canine forensics, we have the only online canine forensic course (www.animalforensics.com.au) that is used by both veterinarians and Council rangers. ANIMAL With over 80% market share in Australia/new Zealand, Genetic Technologies’ “Animal network” division provides a wide range of genetic tests to breed clubs, breeders, animal welfare organisations and veterinarians. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 09

Genetic Technologies is the only genetics company with testing products directed at both familial and non-familial breast cancer. This understanding enables the Company to successfully bring relevant tests to market by better articulating the need for each of the tests and the solutions they offer to physicians.

CANCER DIAGNOSTICS

MOLECULAR DIAGNOSTICS AND CANCER

The global molecular diagnostics market is estimated to reach $21 billion per annum by 2020. This figure represents more than 30% of the estimated $67 billion in-vitro diagnostics industry, as compared to 11% (less than $5 billion) of the $40 billion market today (Figure 1).

In the USA, the market for molecular diagnostic, prognostic and treatment decision tests for cancer is expected to expand significantly over the next five years, reaching $3 billion, with product offerings in almost every form of cancer (Figure 2).

In women's health, the number of breast cancer cases continues to rise, with a predicted increase of 20% by 2020. In the USA, it is estimated that more than 200,000 cases a year will occur.[1] Only 5-15% of these cases will have a family history of breast cancer, yet it is this subset where the majority of research and commercial testing takes place. New research and discoveries regarding the effect of non-familial risk factors, which account for the remaining 85-95% of breast cancer cases, enable physicians to better understand this non-familial risk and to put in place surveillance strategies to better manage these patients (Figure 3).

Approximately one in eight women will develop breast cancer over their lifetime. The key factor for surviving breast cancer is early detection. Such cancers have a five-year survival rate of 95% when detected early, yet when diagnosed at later stages, the survival rate decreases to only 41%.

Genetic Technologies is the only genetics company with testing products directed at both familial and non-familial breast cancer. This understanding enables the Company to successfully bring relevant tests to market by better articulating the need for each of the tests and the solutions they offer to physicians.

Figure 1: Global molecular-based diagnostics (MDx)[2]



Revenue US$billions
Market penetration %
160
128
96
64
32
0
90
72
54
36
18
0
2010 revenue: US$4.4 billion
2001
2007
2013E
2019E
2025E
2031E
2037E
2040E

Figure 2: Forecast potential MDx revenue under different adoption scenarios[2]



US$billions
8
6
4
2
0
Fast
Medium
Slow
2010
2012E
2014E
2016E
2018E
2020E

Figure 3: The genetics of breast cancer risk



80
10
Non-familial (80%) BREVAGen™ market
Hereditary (5%) BRCA market
Familial history (15%)
BRCA1
BRCA2
Unknown

[1] *Cancer Statistics, National Cancer Institute. Accessed 15 October 2012 at: http://seer.cancer.gov/statfacts/html/breast.html*

[2] *Raskin A, et. al. The Dawn of Molecular Medicine, Alliance Bernstein 2011*

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BREVAGen™ A clearer picture of breast cancer risk

IDENTIFIES SPORADIC BREAST CANCER RISK, INTEGRATING CLINICAL AND GENETIC FACTORS

WHAT IS BREVAGen™?

BREVAGen™ is a first-in-class, clinically validated predictive risk test for sporadic breast cancer which examines a woman's clinical risk factors, combined with seven scientifically validated genetic markers to allow for more personalized breast cancer risk assessment and risk management.

More than 80% of women who develop breast cancer have little or no family history of the disease, but physicians worldwide look largely to family history of breast cancer as an indication of risk. BREVAGen™ is designed to help elucidate risk in women who have little or no family history of the disease, and especially, those individuals who also have had increased endogenous estrogen exposure during their lifetimes.

Unlike familial or hereditary breast cancer, where the majority of patients develop estrogen-receptor negative breast cancer (ER-), sporadic or non-familial breast cancers tend to develop as estrogen-receptor positive (ER+) breast cancer. The significance of this difference is that ER+ breast cancer is easier to treat and carries with it an appreciably higher survival rate. BREVAGen's™ role in the earlier detection of breast cancer has the potential to positively impact patient survival rates. Earlier detection of the disease improves treatment outcomes and saves lives.


BREVAGen™
GENETIC MARKERS
X
CLINICAL RISK
=
BREVAGen™ INTEGRATED RISK
Average Risk
Integrated Lifetime Risk: < 15%
Above Average Risk
Integrated Lifetime Risk: 15% to 20%
High Risk
Integrated Lifetime Risk: > 20%
Integrated 5-year Risk: ≥ 1.66%

WHO SHOULD CONSIDER BREVAGen™?

The core groups of patients who are likely to benefit most from BREVAGen™ are peri- and post-menopausal Caucasian women over 35 years of age who harbor additional clinical risk factors, such as: a history of atypical or benign breast biopsies, early menstruation, late menopause, and being designated as having "dense" breast tissue upon mammographic evaluation (dense breast tissue makes mammographic identification of early breast cancer tumors difficult and inconclusive).

Currently, several US states have enacted legislation which mandates that breast density be documented on mammogram reports, recognizing there is a relationship between dense breast tissue and higher breast cancer risk. It is expected that more and more jurisdictions in the US will adopt similar legislation in the coming years, increasing awareness of the correlation between dense breast tissue and breast cancer risk amongst healthcare providers, patients and health insurance payers.

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GENETIC TECHNOLOGIES ANNUAL REPORT 2013

PEER-REVIEWED RESEARCH DATA FURTHER SUPPORTS THE CLINICAL UTILITY OF BREVAGen™ in June 2013, an independent study authored by Dr. Gillian Dite and Prof. John hopper from the Centre for molecular Epidemiology at the University of melbourne, investigated the impact of seven single nucleotide polymorphisms (snPs) on the predictive accuracy of the national Cancer institute’s Breast Cancer risk Assessment Tool (Gail model) (“BCrAT”), currently the empirical standard for assessing statistical breast cancer risk in women in the Us. The study, entitled “Using snP genotypes to improve the discrimination of a simple breast cancer risk prediction model” looked at 962 breast cancer cases derived from the Australian Breast Cancer family registry and the seven snPs which are currently utilized in the BrEvAGen™ breast cancer risk assessment test. These seven snPs had previously been studied by mealiffe et al. (J natl Cancer inst 102 (21):1618-1627) via an independent cohort of cases and controls from the Women’s health initiative clinical trial in the UsA. This new Australian study supports the previous observation of mealiffe et al. that including information on seven snPs associated with breast cancer risk improves the discriminatory accuracy of BCrAT, and extends that observation in pre-menopausal women aged 35 to 49 years. Genetic Technologies continues to advance its research programs with other leading international academic collaborators to confirm these observations in other ethnic populations, including hispanic and African American, while also incorporating the full portfolio of currently known common breast cancer susceptibility variants into the BrEvAGen™ test. BREVAGen™ (cont.) BREAST CANCER RISK MANAGEMENT AND THE PERSONALIZED BREAST HEALTH PLAN for the physician, BrEvAGen™ provides a more accurate tool for assessing a woman’s personal risk of developing breast cancer. in delivering a percentage score for the risk of developing breast cancer over the next five years and over her lifetime, the result can be used to create an ongoing personalized breast health plan. Physicians can take into account recommendations from the American Cancer society (ACs) and the American society for Clinical Oncology (AsCO) that are based on individualized risk scores. They can also review the patient’s clinical profile and suggest changes to lifestyle factors that will affect overall breast cancer risk. The first part of the advice a physician gives a patient is matching their risk score to a surveillance plan. That is, what type and frequency of breast health surveillance will best enable the early detection of breast cancer? The options can include more/earlier mammography, the addition of mri, the use of ultrasounds, and a heightened awareness of the importance of breast self-examinations. The second part of physician advice involves changes to a patient’s lifestyle. scientists have demonstrated links between clinical risk factors and breast cancer risk. Decreasing the effects of these risk factors is important for women with above average/high risk. such action could include cessation of smoking, decreasing alcohol consumption, reducing Body mass index, or whether or not they use hormone replacement therapy. The breast health plan component of the BrEvAGen™ report is a “roadmap” for the patient and forms a vital part of the outcome of the test. One of the principal attributes of the test lies in the practicality of the advice the physician can provide. it’s both personalized and actionable. 12

PERSONALIZED RISK REDUCTION
CARE PATH OPTIONS
Regular Mammography
Breast Specialist Referral
MRI
Regular Self Breast Exam
Diet/Exercise
Ultrasound
Clinical Breast Exam
Digital Mammography
Chemoprevention
Diagnostic Mammography
Smoking Cessation
Reduce/Eliminate Alcohol Intake
BREVAGen TEST RESULTS
26.54%
1.69
X
15.71%
2.57%
1.52%
BREAST HEALTH PLAN RECOMMENDATIONS
TIMING / SCHEDULE

One woman's experience with BREVAGen™: "It saved my life"

For one woman in the United States, BREVAGen™ had a fortuitous and dramatic impact on her life

Cyndi Pierre is a 45-year old former ballet dancer and dance instructor from Arkansas. She is married and the mother of a 16 year old daughter. She is an exercise enthusiast, with a low BMI and weight of 53 kilograms, standing a diminutive 163 centimetres tall. Cyndi has a long history of taking care of herself, being proactive with her health, and reporting to her local breast centre for annual mammograms since the age of 30. Given her family history of breast cancer – Cyndi's mother had breast cancer at the age of 60, and her sister also had breast cancer at the age of 40 – all three family members were tested for BRCA1/2 mutations, and all three family members tested negative for deleterious mutations in the BRCA1 and BRCA2 genes.

So, at the age of 44, Cyndi asked her health care provider in Arkansas what more could be done beyond annual mammography and clinical breast exams to assess and manage her risk. Her healthcare provider suggested a BREVAGen™ test, which ultimately determined that Cyndi was at increased risk of developing sporadic breast cancer. Her high BREVAGen™ score was used to lobby her health insurer to cover the cost of a more sensitive breast MRI, and the MRI scan revealed a 9 millimetre wide suspicious nodule in her left breast, which was previously undetected by mammography. A subsequent ultrasound-guided needle biopsy of the suspicious lesion confirmed an ER-positive breast cancer. Cyndi unequivocally proclaims: "I'm here today, because BREVAGen™ saved my life." Indeed, Cyndi's cancer was detected at an early, more treatable stage and, as of this writing, she is cancer-free, and enjoying a vibrant, healthful life.

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GENETIC TECHNOLOGIES ANNUAL REPORT 2013

BREVAGen™ (cont.)

PROFESSIONAL MEDICAL SOCIETIES AND DISEASE PREVENTION EXPERTS ENCOURAGE FORMAL BREAST CANCER RISK ASSESSMENT AND RISK-REDUCTION INTERVENTIONS

In July 2013, the American Society of Clinical Oncology ("ASCO") published an updated statement in the Journal of Clinical Oncology which more strongly supported the use of selective estrogen receptor modulators and one aromatase inhibitor in postmenopausal women who are at increased risk for breast cancer. The new update – the third since ASCO's initial guideline entitled, "Use of Pharmacologic Interventions for Breast Cancer Risk Reduction," was first published in 1999 and then updated in 2009 (J. Clin. Onco. 2009; 27:3235-58) – includes stronger wording regarding discussing chemoprevention via tamoxifen and raloxifene with at-risk women, compared with the 2009 version, which stated that tamoxifen and raloxifene "may be offered" to women at increased risk.

Following the ASCO statement, in September 2013, the United States Preventive Services Task Force (USPSTF) issued its final recommendation statement on medications for risk reduction of primary breast cancer in women. The USPSTF is an independent, volunteer panel of national experts in prevention and evidence-based medicine who work to improve the health of all Americans by making evidence-based recommendations about clinical preventive services such as screenings, counselling services, and preventive medications. The Task Force's recommendation stated that for women older than age 35 who have not been diagnosed with breast cancer, "after a formal breast cancer risk assessment, women at increased risk should talk with their health care professional about the potential benefits and harms of taking a risk-reducing medication such as tamoxifen or raloxifene." These recent, evidence-based clinical practice recommendations underscore the need for health care providers in the US to perform a formal, individualized risk assessment for breast cancer in women older than 35 years of age, since the aforementioned medications have been shown in randomized controlled trials to reduce the risk of hormone-receptor-positive breast cancer.


BREVAGen US SALES TERRITORIES
Alaska
Hawaii
North West
Northern California
Southern California
South West
Central West
South Central
Mid West
Ohio Valley
New York State
New England
North East
Central East
Mid Atlantic
South East
South East Central
Territories occupied by sales force
Central West
Central East
Mid Atlantic
Mid West
New England
North West
North East
Ohio Valley
South West
South Central
South East Central
South East
New York State
Northern California
Southern California

14

BROADER MARKET ACCEPTANCE AND REIMBURSEMENT COVERAGE CONTINUES since the initial commercial launch of BrEvAGen™ in 2011, and after two years of focused marketing and sales activities, BrEvAGen™ is now being utilized by nearly 500 women’s health, primary care, surgical, oncology, and genetics healthcare providers and breast centres throughout the United states. As awareness and public demand for more personalized, cost-effective predictive and diagnostic tools to assess and manage sporadic breast cancer increases, the Company is focused on helping to drive more prudent, cost-effective allocation of resources in the breast cancer risk assessment and management arena, amid an era of increasing scrutiny over healthcare utilization and costs. As of August 2013, upon receiving certification of the Company’s CLiA laboratory by the state of new york, the Company’s sales and marketing organization has achieved the milestone of being cleared to operate in all 50 Us states. Additional experienced women’s health and oncology sales and marketing staff continue to join the Company’s growing ranks, expanding the breadth and efficacy of the Company’s commercial efforts, with a target of increasing the size of its commercial organization by over 50% by the end of the 2014 financial year. On the reimbursement and payer contracting front, as of september 2013, the Company’s wholly-owned Us subsidiary Phenogen sciences inc., had executed its eighth credentialing agreement with yet another large Us Preferred Provider Organization, bringing the cumulative total number of covered lives for which its BrEvAGen™ risk assessment test could be adjudicated as “in-network” to over 102 million. BREVAGen™ IS A PHYSICIAN-ORDERED CLINICAL LABORATORY TEST The BrEvAGen™ test is a simple two-step DnA test that is only available when prescribed by a physician. however, the www.BrEvAGen.com website enables women to conduct the first component of the test, the “clinical risk factors”, and having the results on hand, use the “find a Doctor” locator in order to complete the second cheek-swab DnA-collection step and be counselled on their own risk and corresponding “breast health plan”. BREVAGen™ Test Sample Numbers Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q1 2012 0 200 400 600 800 1,000 BREVAGen™ IS A SIMPLE IN OFFICE CHEEK SWAB TEST, NO BLOOD IS REQUIRED. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 15

16

The out-licensing of the Company’s foundational “non-coding” DNA patent portfolio has, historically, formed an important part of its overall business and continues to generate valuable non-dilutive funding for the Company. To date, commercial licenses to the technology have been granted to approximately 70 commercial licensees, including multi-nationals, biotechnology companies, genetic testing service providers and equipment manufacturers. These licenses have collectively generated $73 million in total revenues for the Company since the licensing program began. Colorado-based lawyer, sheridan ross, continues to assist GTG with its licensing and intellectual property activities. As previously reported, following the success of the Company’s first and the second assertion law suits in 2010 and 2011, a third assertion suit was initiated on 26 may 2011. Of the initial ten counterparties to this suit five have since entered into settlement Agreements with GTG, and therefore five are still pending, being Agilent Technologies inc., Bristol-myers squibb Company, GlaxosmithKline LLC, merial LLC and Pfizer inc. in addition to these, a number of new parties have also been sued, in several Us districts. Law suits are now being pursued against, medical Diagnostics Laboratories LLC, reprogenetics LLC, natera inc., histogenetics LLC and Laboratory Corporation of America (LabCorp). since releasing the 2012 Annual report, settlement and License Agreements have been executed with the following seven Us entities: One Lambda inc., 454 Life science Corporation, Prevention Genetics LLC, Genetics and ivf institute inc., LabCorp, reproductive Genetics institute and Genelex Corporation. in addition to the formal Us patent assertion program, the Company continues to independently pursue additional licenses external to these lawsuits, principally in Europe. During 2013, the Company executed licenses with a number of sonic healthcare entities, namely sonic healthcare Germany, sonic healthcare Europe, sonic healthcare holding Company (UK), sonic healthcare (ireland) Ltd. and Bioscientia institute for medical Diagnostics under which these companies were granted non-exclusive rights to several of the Company’s non-coding patents. On 19 April 2013, the Company announced that merial LLC of Duluth, Georgia, had filed a request for ExParte re-Examination of claims 1-18 and 26-32 of the Company’s Us Patent no. 5,612,179 (the ‘179 patent), and subsequently, on 30 september 2013, GTG announced it had received an ExParte re-Examination Certificate from the UsPTO, which confirmed the patentability of claims 1-18 and 26-32 and that no amendments had been made to the ‘179 patent. however, the Company noted that on 5 september 2013, merial filed yet another request with the UsPTO for re-examination of the ‘179 patent. This request for re-examination is now under review by the UsPTO. The 2013 financial year has presented some challenges for the Company’s licensing program, including the abovementioned re-examination proceedings for the `179 patent, and also certain changes to Us legislation and new interpretations of Us case law, all of which have contributed to some delay in reaching various settlements. As previously stated, Genetic Technologies will actively defend such re-examinations and will also continue to vigorously pursue entities infringing the Company’s proprietary non-coding DnA technology. The Company intends to maintain the momentum of its Us assertion program and also its activities in Europe, to continue generating licensing revenues during the 2014 financial year. LICENSING GENETIC TECHNOLOGIES ANNUAL REPORT 2013 17

NON-CORE ASSETS IMMUNAID™ A New Paradigm in Treating Cancer and Auto-Immune Disease in April 2012, the Company announced that its former subsidiary, immunAid Pty. Ltd. (“immunAid”), had successfully raised $1 million in a private placement from sophisticated investors in the Us, Europe and Australia. That financing then provided immunAid with resources to enable the company to advance its proprietary technology to improve treatment outcomes in chronic diseases, such as cancer and auto-immune diseases. in return for their $1 million investment, the incoming investors secured a 10% interest in immunAid. As a result of that share issue, the equity interest held by Genetic Technologies in immunAid fell below 50% and, due to the resulting loss of control, immunAid was deconsolidated from the Group during the 2012 financial year. in addition, immunAid was then converted from a private company into an unlisted public company and changed its name to immunAid Limited. After allowing for certain capital restructuring, including the payment of capital raising expenses via the issue of shares, the pricing of this financing round, which was participated in by independent, arm’s-length parties, placed a value on GTG’s stake in immunAid of in excess of $4.5 million. Plans to further expand immunAid’s patent estate and to commercialise its cutting edge technology were then approved by its reconstituted Board of Directors. GTG currently holds a 45% interest in immunAid. The immunAid™ research has discovered the phenomenon of the “immune cycle” which shows that the immune system switches itself “on and off” in a continuous and repetitive cycle in patients with chronic diseases such as cancer or hiv. immunAid™ researchers believe that chemotherapy may actually be having a greater effect on the background immune system than on the disease itself. in cancer, the “off” switch is controlled by a group of immune cells called T-regulatory cells. These cells can be manipulated by the accurate and skilful timing of chemotherapy. This is a complete paradigm shift in relation to the relevance of the immune system in the treatment of cancer. in current chemotherapy regimens, where therapy is not timed, a “complete response” (where the treatment is completely effective and the cancer is eliminated) is relatively rare, accounting for perhaps just 7% of cases. however, immunAid™ believes that by utilising the immune cycle to personalise cancer treatment – and by specifically targeting the patient’s “off” T-regulatory cells – such optimal timing of administration of traditional or new therapeutic agents may significantly improve a cancer patient’s response – and survival. This exciting project has delivered highly encouraging results in early clinical studies. immunAid is now actively pursuing a second round of fundraising, to raise between $5 million and $10 million at a significantly higher issue price, to pursue additional collaborations with academic institutions, hospitals and commercial entities, all leading towards the further development and commercialisation of this exciting new proprietary immunAid™ technology. RARECELLECT™ Safe and reliable pre-natal testing Genetic Technologies is continuing to advance its wholly-owned, pre-natal testing platform technology rareCellect™. it is hoped the rareCellect™ technology will make significant advances in the identification of genetic disorders prior to birth. Current pre-natal testing involves both non-invasive screening and invasive diagnostic testing. screening uses ultrasound of the foetus along with maternal serum testing and can be performed from 11 to 13 weeks of pregnancy. Although safe, these tests are not reliable, with a generally accepted abnormality detection rate of approximately 80% (i.e. around 20% of abnormalities are not detected). Diagnostic testing requires the removal of foetal material using chorionic villus (“Cvs”) sampling (from 11 to 14 weeks) or amniocentesis (from 15 to 20 weeks). Although accurate, these tests are invasive and as such carry a significant risk to both the foetus and the mother. miscarriage rates can be as high as 5%, depending on the skill of the operator and the gestation age. The rareCellect™ technology sets out to address an unmet medical need in pre-natal testing for risk-free (for both mother and foetus) chromosomal/genetic testing for the foetus at as early as six weeks gestation. 18 several commercial diagnostic tests based upon circulating foetal DnA derived from maternal plasma are beginning to appear in this space. however, cervical mucus samples provide a better alternative to foetal DnA recovered from maternal circulation, as they have the potential to yield higher quantities of higher quality foetal genetic material. rareCellect’s™ proprietary sampling device utilises materials and design features to ensure safe, non-traumatic sampling of the optimal region of the cervix to yield foetal genetic material. The Company believes that rareCellect™ offers an opportunity to successfully penetrate the $2 billion global pre-natal testing market. By offering a safe sampling and processing methodology that provides sufficient foetal material for subsequent analysis, it has the potential to displace currently available invasive diagnostic procedures. Amniocentesis and chorionic villus sampling represent an estimated $1 billion market per annum in the Us alone. A non-invasive and safe alternative to amniocentesis / Cvs could replace and even expand this market to lower risk pregnancies. The Company continues to pursue collaboration / out-licensing discussions with international parties central to the field of foetal sampling and testing. GTECH INTERNATIONAL RESOURCES LIMITED Acquiring an exciting business On 29 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech international resources Limited (“Gtech”), had executed a scheme merger Agreement (“smA”) with sydney-based company simavita holdings Limited (“simavita”). Pursuant to the scheme that is covered by the smA (which is subject to the approval of the shareholders of both Gtech and simavita), Gtech will convene a meeting of its shareholders to approve Gtech issuing new shares to the simavita shareholders to acquire 100% of the issued capital of simavita (the “merger”). The merger, which will involve the raising of at least $10 million in new equity by simavita, is to be implemented by way of a scheme of arrangement under the Corporations Act. Genetic Technologies understands that the parties anticipate that the transaction will be completed before the end of the 2013 calendar year. simavita is an Australian unlisted public company based in sydney, new south Wales which is a global leader in the area of incontinence management. simavita has developed and commercialized the world’s first instrumented and integrated system of incontinence assessment and management known as sim™. sim™ replaces the unreliable and inaccurate process of manual and subjective incontinence assessment which is currently being used all over the world. There are no known competitors providing integrated and instrumented incontinence assessment. The proprietary sim™ technology arose from a concept created by the company’s founder, Australian medical doctor Dr. fred Bergman, while working with residential aged care facilities (“rACfs”) in melbourne, victoria. his observations of the inadequacy of incontinence management in rACfs led him to devote most of his remaining life to the conceptualization and innovation of the system which is the predecessor of simavita’s current technology. in 1996, Dr. Bergman filed the first patent application in respect of the technology for the development of sim™ to effectively assess and manage incontinence. The current sim™ technology is in its fourth generation and it has taken many years of continuous improvement through innovation and extensive customer interface. more than $28 million has been spent developing and commercializing the sim™ technology, which is protected by a substantial portfolio of intellectual property, including eight patent families and associated know-how. sales of sim™ have commenced in Australia and simavita is poised to expand its operations internationally, initially into the United states and then into Canada and selected European countries. it is expected that the core sim™ technology platform can be extended into a variety of other health care settings and applications in the future. further information regarding simavita and its activities can be found at www.simavita.com Genetic Technologies Limited currently holds a 75.8% direct equity interest in Gtech and further details of the proposed transaction can be found at www.gtechinternational.com GENETIC TECHNOLOGIES ANNUAL REPORT 2013 19

PATENT ESTATE

INTRON SEQUENCE ANALYSIS

	Country / region	Numbers	Granted	Pending
Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes Earliest priority 25 August 1989	Australia	AU654111	■	
		AU672519	■	
	Austria	AT144797	■	
	Belgium	EP414469	■	
	Canada	CA2023888	■	
	Denmark	DK414469	■	
	Europe	EP414469	■	
	France	EP414469	■	
	Germany	DE69029018	■	
		DD299319	■	
	Great Britain	EP414469	■	
	Greece	GR3022410	■	
	Hong Kong	HK1008053	■	
	Israel	IL95467	■	
	Italy	EP414469	■	
	Japan	JP3206812	■	
	Luxembourg	EP414469	■	
	Netherlands	EP414469	■	
	New Zealand	NZ235051	■	
	Singapore	SG47747	■	
	South Africa	ZA9006765	■	
	Spain	ES2095859	■	
	Sweden	EP414469	■	
	Switzerland	EP414469	■	
	United States	US5192659	■	
		US5612179	■	
		US5789568	■	

GENOMIC MAPPING

	Country / region	Numbers	Granted	Pending
Genomic mapping method by direct haplotyping using intron sequence analysis Earliest priority 11 July 1990	Australia	AU647806	■	
	Austria	AT185377	■	
	Belgium	EP570371	■	
	Canada	CA2087042	■	
	Denmark	DK570371	■	
	Europe	EP570371	■	
	France	EP570371	■	
	Germany	DE69131691	■	
	Great Britain	EP570371	■	
	Ireland	IE912426	■	
	Israel	IL98793	■	
	Italy	EP570371	■	
	Japan	JP3409796	■	
	Luxembourg	EP570371	■	
	Netherlands	EP570371	■	
	New Zealand	NZ238926	■	
	South Africa	ZA9105422	■	
	Sweden	EP570371	■	
	Switzerland	EP570371	■	
	United States	US5851762	■	

20

PERLEGEN

	Country / region	Numbers	Granted	Pending
Methods for genomic analysis Earliest priority 30 March 2001	Australia	AU785425	■	
	Israel	IL148783	■	
	United States	US6969589	■	
	Canada	CA2380047		■
	Europe	EP1246114		■
	United States	US12/795361		■
Methods for identifying matched groups Earliest priority 30 April 2003	United States	US7124033	■	
Genetic analysis systems and methods Earliest priority 7 January 2002	Australia	AU2003202919	■	
	United States	US6897025	■	
	Canada	CA2472646	■	
	Europe	EP03702032.8	■	
Life sciences business systems and methods Earliest priority 26 March 2003	United States	US6955883	■	
Life science business systems Earliest priority 26 March 2003	United States	US7427480	■	
Pharmaceutical and diagnostic business systems and methods Earliest priority 26 March 2002	United States	US7135286	■	
Haplotype structure of Chromosome 21 (LQTS) Earliest priority 30 March 2001	United States	US7115726	■	

BREVAGen™

	Country / region	Numbers	Granted	Pending
Methods for genetic analysis Earliest priority 5 March 2004	United States	US7127355	■	
	Japan	JP2007502088		■
Methods for genetic analysis Earliest priority 27 September 2007	Australia	AU2008304485		■
	Canada	CA2704152		■
	Europe	08833114.5		■
Markers for breast cancer Earliest priority 29 November 2006	Australia	AU2006320559	■	
		AU2012202265		■
	Canada	CA2631621		■
	China	CN200680051710		■
	Europe	EP06838661.4	■	
		12156416.5		■
		12156418.1		■
		12156417.3		■
		12156415.7		■
	Hong Kong	HK09101235.4	■	
		12112875.1		■
		12112368.5		■
		12112874.2		■
		12112873.3		■
	Israel	IL191566		■
		227562		■
		227563		■
		227564		■
	Japan	JP2008543446		■
		2013-112566		■
	South Korea	KR1020087015808		■
		10-2013-7020281		■
	United States	US12/890272		■
		US12/370972		■
Methods for breast cancer risk assessment Earliest priority 1 June 2009	Australia	2010/000675		■
	Canada	2763500		■
	China	201080033130.5		■
	Europe	10782820.4		■
	Hong Kong	12109000.5		■
	Israel	216627		■
	Japan	2012-513409		■
	Mexico	MX/a/2011/012913		■
	United States	US12/920815		■

21
GENETIC TECHNOLOGIES ANNUAL REPORT 2013

PATENT ESTATE (cont.)

LABORATORY TECHNIQUES

	Country / region	Numbers	Granted	Pending
Internal standards for electrophoretic separations Earliest priority 11 July 1990	Austria	AT159589	■	
	Europe	EP466479	■	
	France	EP466479	■	
	Germany	DE69127999	■	
	Great Britain	EP466479	■	
	Japan	JP4232850	■	
	Sweden	EP466479	■	
	United States	US5096557	■	

ANCESTRAL HAPLOTYPES

	Country / region	Numbers	Granted	Pending
Genetic analysis Earliest priority 1 November 1991	Europe	EP660877	■	
	France	EP660877	■	
	Germany	DE69232726	■	
	Great Britain	EP660877	■	
Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster Earliest priority 1 November 1991	United States	US6383747	■	
Methods of genetic analysis involving the amplification of complementary duplicons Earliest priority 16 February 2005	Australia	AU2006214800	■	
	Canada	CA2597947		■
	Europe	EP1848819		■
	United States	US2009150080	■	

ATHLETIC PERFORMANCE

	Country / region	Numbers	Granted	Pending
ACTN3 genotype screen for athletic performance Earliest priority 16 September 2002	Australia	AU2003258390	■	
	India	IN216886	■	
	New Zealand	NZ538890	■	
	Russia	RU2388829	■	
	United States	US7615342	■	
	Europe	EP1546403	■	
	Canada	CA2499084	■	
	Germany	EP1546403	■	
	France	EP1546403	■	
	Great Britain	EP1546403	■	
	China	CN1732270		■
	Japan	JP2005538710		■

NEMATODE PROJECT

	Country / region	Numbers	Granted	Pending
High resolution analysis of genetic variation within *Cryptosporidium parvum* Earliest priority 21 August 2002	Australia	AU2003250619	■	

22

RARECELLECT™ PROJECT

	Country / region	Numbers	Granted	Pending
Fetal cell recovery method Earliest priority 27 March 1990	Australia	AU649027	✓	
	Austria	AT194166	✓	
	Belgium	EP521909	✓	
	Canada	CA2059554	✓	
	Denmark	DK521909	✓	
	Europe	EP521909	✓	
	France	EP521909	✓	
	Germany	DE69132269	✓	
	Great Britain	EP521909	✓	
	Greece	GR3034487	✓	
	Ireland	IE910996	✓	
	Israel	IL97677	✓	
	Italy	EP521909	✓	
	Japan	JP2965699	✓	
	Luxembourg	EP521909	✓	
	Netherlands	EP521909	✓	
	New Zealand	NZ237589	✓	
	Singapore	SG79188	✓	
	South Africa	ZA9102317	✓	
	Spain	ES2149760	✓	
	Sweden	EP521909	✓	
	Switzerland	EP521909	✓	
	United States	US5447842	✓	
Epigenetic DNA enrichment Earliest priority 14 October 2009	Australia	2010306072		✓
	Europe	10822895.8		✓
	Israel	219172		✓
	United States	13/501799		✓
Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood Earliest priority 31 May 2002	New Zealand	NZ537328	✓	
	Singapore	SG108133	✓	
	Australia	AU2003229397	✓	
	Japan	JP4589106	✓	
	United States	US7785898	✓	
	Canada	CA2492631	✓	
	Europe	EP1532453	✓	
	Hong Kong	HK1075699		✓
Identification of fetal DNA and fetal cell markers in maternal plasma or serum Earliest priority 5 March 2003	Australia	AU2004217872	✓	
	United States	US10/547721	✓	
		US13/757527		✓
Methods of enriching fetal cells Earliest priority 11 May 2005	Europe	EP06721493		✓
	Japan	JP2008510361		✓
	Canada	CA2651367		✓
	United States	13/385775		✓
Biological sampling device Earliest priority 27 January 2009	Australia	2010207877		✓
	Canada	2787405		✓
	China	201080014151.2		✓
	Europe	10735423.5		✓
	Hong Kong	12105199.4		✓
	Israel	514310		✓
	Singapore	201105383.2		✓
	United States	13/146376		✓
Cell processing and/or enrichment methods Earliest priority 18 February 2008	Europe	EP09712569.4		✓
	United States	US12/918015		✓
	Canada	2752838		✓
Methods for obtaining fetal genetic material Earliest priority 21 April 2009	Australia	2010239131		✓
	Canada	2795268		✓
	Europe	10766487.2		✓
	Israel	215808		✓
	Singapore	201107673.4		✓
	United States	13/265485		✓
Methods of enriching and detecting fetal nucleic acids Earliest priority 23 December 2009	Australia	2010336017		✓
	Canada	2817990		✓
	Europe	10838414.0		✓
	Hong Kong	13103054.2		✓
	Israel	220560		✓
	United States	13/518454		✓

23
GENETIC TECHNOLOGIES ANNUAL REPORT 2013

STATUTORY REPORTS FOR THE YEAR ENDED 30 JUNE 2013 25 DIRECTORS’ REPORT 46 CORPORATE GOVERNANCE STATEMENT 54 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 55 CONSOLIDATED BALANCE SHEET 56 CONSOLIDATED STATEMENT OF CASH FLOWS 57 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 58 NOTES TO THE FINANCIAL STATEMENTS 93 DIRECTORS’ DECLARATION 94 AUDITOR’S REPORT 96 AUDITOR’S INDEPENDENCE DECLARATION 97 CORPORATE INFORMATION 98 ASX ADDITIONAL INFORMATION 100 GLOSSARY 24

DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2013. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2013 financial year and until the date of this Report are stated below, as are the periods during which they served. Directors in office as at the date of this Report Dr. Malcolm R. Brandon BScAgr, PhD (Non-Executive Chairman) In office from 1 July 2012 up to the date of this Report Dr. Brandon, 66, was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He also serves as Chairman of the Company’s Audit Committee. He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies. As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products. Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals. Dr. Brandon also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited. Tommaso Bonvino FAICD (Non-Executive) In office from 1 July 2012 up to the date of this Report Mr. Bonvino, 52, was appointed to the Board on 25 November 2009 and also serves as Chairman of the Company’s Corporate Governance Committee. He has over 29 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia. He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Most recently, Mr. Bonvino served as CEO of Private Branded Beverages Limited, and is a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors. Dr. Mervyn Cass MBBS (Non-Executive) In office from 1 July 2012 up to the date of this Report Dr. Cass, 72, was appointed to the Board on 30 September 2011 and also serves as a member of the Company’s Audit and Corporate Governance Committees. He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996. He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University. He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community. Benjamin Silluzio DipFM, GradDipAppFin, MAICD (Non-Executive) In office from 10 December 2012 up to the date of this Report Mr. Silluzio, 37, was appointed to the Board on 10 December 2012 and also serves as a member of the Company’s Audit and Corporate Governance Committees. He specialises in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad. Currently, he serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., a public unlisted company, and is a former President and Chairman of the Italian Chamber of Commerce. Previously, Mr. Silluzio has held several senior positions in the stockbroking and funds management industries, including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston in Melbourne, Vice President and member of the “Smith Barney Century Council” at Citigroup Smith Barney in Melbourne and as an institutional client advisor at Colonial Institutional Stockbroking in Sydney and Melbourne. Also during the financial year, Dr. Melvyn J. Bridges served as a Director of the Company and Chairman of the Board from the beginning of the year until he was not re-elected on 27 November 2012. Mr. Huw D. Jones served as a Director of the Company from the beginning of the year until he was not re-elected 27 November 2012. Mr. Gregory W. Brown served as a Director of the Company from 24 July 2012 until his resignation on 27 November 2012. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 25

DIRECTORS’ REPORT (cont.) DIRECTORS (cont.) Company Secretary Thomas G. Howitt BCom, CA, CTA, ACIS, ACSA, AICPA (Company Secretary and Chief Financial Officer) In office from 1 July 2012 up to the date of this Report Mr. Howitt, 49, was appointed as the Group’s Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005. During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges. His wide experience covers all facets of financial management and control across various industries, having been instrumental in the successful development, patenting and commercialisation of several innovative technologies. He has played key roles in the raising of bank debt / equity capital and the management of complex due diligence programs, and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry. Mr. Howitt also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd. Interests in the shares and options of the Company and related bodies corporate As at the date of this Report, the following Director holds an indirect beneficial interest in the shares of the Company: • Dr. Mervyn Cass 473,667 shares Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report. OPERATING AND FINANCIAL REVIEW Corporate structure Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report: Gtech International Resources Limited GeneType Corporation RareCellect Pty. Ltd. Genetic Technologies (Beijing) Limited GeneType Pty. Ltd. Genetic Technologies Limited Genetic Technologies Corporation Pty. Ltd. Phenogen Sciences Inc. GeneType AG 75.8% 100% 100% 100% 100% 100% 100% 100% Group overview Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L. The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995. On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company. GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” regions of DNA were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time. Following the acquisition of GeneType AG, the Company changed the nature of its business from mining to biotechnology and changed its name to Genetic Technologies Limited. 26

OPERATING AND FINANCIAL REVIEW (cont.) Group overview (cont.) The Company has since established a fee-for-service genetic testing business that has become the largest non-government operation of its type in Australia. The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests. With the acquisition by the Company in April 2010 of the BREVAGen™ breast cancer risk test from the US, the Company launched its first test into a global market in June 2011. The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports a late-stage research project. Principal activities The principal activity of the entities within the Group during the financial year was the provision of genetic testing services. The Company also conducted out-licensing of its intellectual property relating to “non-coding DNA” and research and development in the areas of genetics and related fields. During the 2011 financial year, the Company’s US subsidiary, Phenogen Sciences Inc., established a sales and distribution operation based in Charlotte, North Carolina from which the Group’s BREVAGen™ breast cancer risk test was launched into the US marketplace. There were no significant changes in the nature of the Group’s activities during the financial year. Result During the 2013 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations and other revenues, of $8.4 million, representing a 24% increase over the corresponding figure for the 2012 financial year of $6.8 million. The increased loss for the year of $9.3 million was principally attributable to a one-off gain on deconsolidation of subsidiary that occurred in the 2012 financial year (but not in 2013) of $5.1 million, as well as an increased investment in the US sales and marketing of the Company’s lead product, BREVAGen™. Going concern and fundraising In the Auditor’s Report for the year ended 30 June 2013, PricewaterhouseCoopers has included an Emphasis of Matter regarding continuity as a Going Concern. In this section of their Report, the Auditors note certain disclosures made by the Company in Note 2(a) under the heading Going Concern. In relation to these disclosures, the Company advises that: 1. In August 2013, the Company completed a successful private placement of 41,666,667 ordinary shares to sophisticated and institutional investors at an issue price of $0.072 per share which raised a total of $3,000,000, before the payment of associated costs. 2. Also in August 2013, the Company announced a Share Purchase Plan (“SPP”) to raise up to a further $3,000,000 by offering eligible shareholders the right to purchase up to $7,500 worth of shares at an issue price of $0.072 per share. The offer was underwritten to a level of $1,800,000, representing 60% of the total amount being sought. As at the date of this Report, a total of $1,350,500 had been received by the Company. This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs. At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company. 3. Finally, the Company has executed a Term Sheet and Securities Purchase Agreement in relation to the issue of a convertible note to an institutional investor, to raise at least US$5,000,000, before the payment of associated costs. The issue of the Note is subject to shareholder approval which the Company will seek at a General Meeting to be held on 23 October 2013. Subject to shareholder approval being received and the completion of certain US regulatory requirements which the Company anticipates will be completed before the end of October 2013 (including the filing of the Company’s 2013 US Annual Report on Form 20-F), the proceeds from the issuance of the Note should be received by the Company soon thereafter. Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 27

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Review of operations BREVAGen™ breast cancer predictive risk test The 2013 financial year saw the Company refine its messaging and focus the roll-out of its breast cancer predictive risk test, BREVAGen™ to key physicians and breast clinics. BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalised risk management plans. During the year, the Company continued its roll-out of BREVAGen™ to breast surgeons, obstetricians and gynaecologists in twelve territories accessing more than 60 metropolitan areas across the United States. The Company has nine physician Key Opinion Leaders in its Speakers Program who assist in the education of their peers with respect to breast cancer risk assessment and the use of BREVAGen™. During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California and Florida, bringing the total number of US states in which the BREVAGen™ test can be sold to 49 of the 50 US states. In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”). The Company’s laboratory received an inspection result with no deficiencies reported and, on 30 August 2013, the Company announced that it had received the formal certificate of qualification from CLEP. This approval allows the Company to test BREVAGen™ samples from residents of New York State (a densely populated state of nearly 20 million people) and completes the out of state licensures allowing the Company to provide testing services to all 50 US states. Genetic Technologies’ wholly-owned US subsidiary, Phenogen Sciences Inc., (“Phenogen”) has commenced appointing representatives to cover this state, with a particular emphasis on New York City. In August 2012, the Company announced that it had received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark. Reimbursement Prior to the end of the 2012 calendar year, insurance claims for BREVAGen™ were submitted using the so-called “code stack” of CPT methodology codes. Reimbursement under this regime was positive, with a low percentage of denials and appeals. However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted” or “Miscellaneous Code”. As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers. As part of this transition, the list price for a BREVAGen™ test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack. Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen™ test under its “Patient Protection Program”. While not all insurance claims have yet been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging. The average total payment received from closed cases during the past six months, including all write-offs and denials for non-coverage, has increased significantly, despite an increase in the number of denials. Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”. A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator. Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen) contract directly with the PPO. Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”. During the reporting period, the Company announced that, through Phenogen, it had executed agreements with four new PPOs: being FedMed Inc., MultiPlan Network, Three Rivers Provider Network and InterWest. The execution of these agreements takes to eight the number of such PPO agreements that the Company has now entered into which, collectively, increases the cumulative number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” to more than 102 million. As described above, the positive impact of this increased credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since launch. The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter. 28

OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered the necessary clinical utility data, the Company will approach insurers directly to contract. Credentialing contracts have now been executed between the Company and InterWest, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network. During the year, the number of full time Regional Business Managers employed in the Phenogen sales team was expanded to eleven, several of whom were appointed to service the two new US states for which the Company has now received clearance to sell the BREVAGen™ test. Appointments of a Medical Director and a Marketing Director have also been made during 2013 which have already proven instrumental in reaching physicians and key decision makers in clinics. Now in its second year of launch, the total number of BREVAGen™ test samples received by the Company during the 2013 financial year was 1,547, representing an increase of more than 272% over the previous year. Using a cash, rather than accruals, basis for recording the revenue from the sales of the test (as explained in Note 2(a) of the attached financial statements), the Company generated total revenues of $329,511 during the 2013 financial year, representing an increase of more than 690% over the previous financial year. Month-on-month test sample figures continue to trend upwards, with record months of activity having been recorded in July 2013 and then again in August 2013. Publication of further validation study supporting BREVAGen™ On 24 June 2013, the Company noted with interest the online publication of a study entitled “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” in Breast Cancer Research & Treatment (Dite GS, Mahmoodie M, Bickerstaffe A et al.; Vol. 139; June 2013). This independent study investigated the impact of the seven single nucleotide polymorphisms (SNPs) used in the Company’s BREVAGen™ test on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (“BCRAT”). The seven SNPs had previously been studied by Mealiffe et al. (J Natl Cancer Inst 102 (21):1618-1627), in an older cohort of cases and controls from the Women’s Health Initiative clinical trial in the USA. The new Australian study supports the previous observation of Mealiffe et al. that including information on seven SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT, and extends that observation to pre-menopausal women aged between 35 and 49 years. Genetic Technologies is now actively progressing a research program with leading international academic collaborators to confirm these observations in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen™ test. Australian heritage businesses The 2013 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations. These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several competitors. Licensing On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against various parties. Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates). Settlement discussions with other parties to the suit are progressing. During the 2013 financial year, the Company announced that it had also executed agreements with the following parties: Conexio Genomics Pty. Ltd. Genetics & IVF Institute Inc. One Lambda Inc. Laboratory Corporation of America Holdings (“LabCorp”) PreventionGenetics LLC Reproductive Genetics Institute Inc. The execution of these agreements demonstrates the ongoing activity of the Company’s out-licensing program and its recent successes. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 29

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) During the year, the Company also filed further law suits against Natera Inc., HistoGenetics LLC, and General Genetics Corporation, and discussions with these entities are now being pursued. The Company’s US attorneys, Sheridan Ross PC, are also preparing additional suits, to be filed when appropriate. In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, aside from the US law suits, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe. On 24 June 2013, the Company reported that it had settled its dispute with Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany, and accordingly, the law suit filed by GTG against Bioscientia was withdrawn. Additionally, the Company’s Dutch attorneys, AKD, based in Breda, The Netherlands, have initiated a first action under Dutch Law, a so-called “Preliminary Witness Examination”, against Hendrix Genetics BV, based in Boxmeer, The Netherlands. On 15 March 2013, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA). This re-examination arose from a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”). Merial is a defendant in an action originally brought by the Company in Colorado, USA for infringement of the ‘179 patent. That action currently is pending in Delaware Federal District Court. In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”. On 19 April 2013, the Company advised that the USPTO had received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request had been granted. As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld. Other assets As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to out-license, co-develop or partner other technologies in which the Group has an interest. ImmunAid™ Following its “Round One” fundraising program in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”), in which Genetic Technologies owns 4,500,000 shares (being a 45% equity interest) and is the largest shareholder, continues to advance collaborations for the development of its unique “on/off” technology based around a novel approach to cancer therapy by the timely reversal of immune system suppression. Further work is also being undertaken to expand ImmunAid’s patent portfolio. Subsequent to balance date, ImmunAid issued the first shares under its “Round Two” fundraising program, with new shares having been issued to an arm’s-length investor at an issue price of $5.00 per share. RareCellect™ Discussions with companies who may be interested in pursuing potential commercial collaborations are continuing. Gtech International Resources Limited On 29 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement (“SMA”) with Sydney-based company Simavita Holdings Limited (“Simavita”). Pursuant to the scheme that is covered by the SMA (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will convene a meeting of its shareholders to approve Gtech issuing new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”). The Merger is to be implemented by way of a scheme of arrangement under the Corporations Act. Genetic Technologies Limited currently holds a 75.8% direct equity interest in Gtech and further details of the proposed transaction can be found at www.gtechinternational.com 30

OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) Corporate matters On 19 October 2012, a total of 10,200,000 options that had been granted to certain Executives of the Company were exercised. As a result, a total of 10,200,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $459,000 in new equity for the Company. On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised. As a result, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company. On 24 October 2012, documents were executed by the five parties to the Limited Recourse Loan Agreements referred to in Note 33 of the Company’s 2012 Financial Report pursuant to which the Loans were immediately terminated. No funds were ever advanced under the respective Loans. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 517,138,486 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 10,775,000 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a formal Cash Management Policy. The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash outflows used in operations were approximately $7.52 million. This result compared to the net cash outflows from operations from the prior financial year of $7.67 million. Overall, the Group’s consolidated cash assets decreased by approximately $7.18 million during the 2013 financial year. Liquidity and funding As at 30 June 2013, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $65,603, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $60,918. Cash and cash equivalents as at 30 June 2013 was $1,721,293. As detailed previously, a total of $3,000,000 was raised subsequent to the end of the financial year from the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share by way of private placement. Further ordinary shares will be issued at the same price in early October 2013 under the Company’s Share Purchase Plan. Significant changes in the state of affairs On 24 July 2012, Mr. Gregory W. Brown was appointed as a Director of the Company. On 18 October 2012, the Company released its Notice for the 2012 Annual General Meeting of shareholders which was held at 11.00 am on 27 November 2012 in the “Treetops” Room at Melbourne Museum. Resolution 1 (the election of Dr. Melvyn J. Bridges) and Resolution 4 (the election of Mr. Huw D. Jones) were put to a poll and were not passed. As a result, they ceased to be Directors of the Company on that date. Resolutions 2, 3 and 5 were all passed on a show of hands. Shortly after the AGM, Mr. Gregory W. Brown resigned as a Director of the Company and Dr. Paul D.R. MacLeman resigned as Chief Executive Officer of the Company. On 28 November 2012, Dr. Malcolm R. Brandon was appointed as Chairman of the Company’s Board of Directors. On 10 December 2012, Ms. Alison J. Mew was appointed as Chief Executive Officer of the Company. Also on that date, Mr. Ben Silluzio was appointed as a Director of the Company. There were no other significant changes in the state of affairs that are not described elsewhere in this Report. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 31

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Significant events after balance date On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited. On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to an institutional investor. On 14 August 2013, the Company completed the placement of 30,555,556 ordinary shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs. On 30 August 2013, the Company completed the placement of a further 11,111,111 ordinary shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs. On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions. As at the date of this Report, a total of $1,350,500 had been received by the Company under its Share Purchase Plan. This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs. At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company. Apart from these events, there have been no other significant events which have occurred after balance date. Business strategy, future developments and prospects During the 2014 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale of oncology-related tests and, in particular, the sale and distribution of the BREVAGen™ breast cancer risk test in the US through its wholly-owned US subsidiary, Phenogen Sciences Inc. Further development of the Key Opinion Leader speaker program will be conducted alongside focused public relations and promotional activities in target market areas including comprehensive breast centres. In respect of future product development, the Company will coordinate the collaboration between several US and Australian academic institutions to conduct further studies which will expand the clinical application of its BREVAGen™ test to additional ethnicities, beyond Caucasian – specifically, Hispanic and African American. Simultaneously, the Company will incorporate recent scientific developments and conduct studies that expand the SNP panel to include all relevant SNPs shown to be associated with breast cancer. Further clinical utility studies will be developed to demonstrate the value of BREVAGen™ in the management of patients in the clinical setting. These studies will be important to engage with the private insurers for coverage decisions that assist in reimbursement. The Australian medical business will further consolidate its position in the domestic market through targeted investment – particularly in association with its partner Myriad Genetics Inc. – to bring new tests to the Australian medical community. Finally, the Company, in conjunction with its US assertion partner, will pursue its patent assertion program in the United States in an effort to secure additional licenses to its proprietary non-coding technologies and will continue its efforts to advance the commercialisation opportunities for its RareCellect™ project. Legal matters Other than those described elsewhere in this Report with respect to the Company’s ongoing licensing assertion program, there are no legal matters affecting the Company as at the date of this Report. 32

OPERATING AND FINANCIAL REVIEW (cont.)

Financial analysis

Income statement

During the 2013 financial year, the Company's reported loss after income tax increased from $5,296,828 in the prior year to $9,349,483. Information relating to this movement is provided below.

Revenues from continuing operations (which include fees from the sale of genetic testing services) decreased by 9%, or $314,032, as compared to the 2012 financial year. This decline, due largely to increased competition in the local Medical and Canine Testing areas of the business, was partially offset by an increase in sales of the Company's new BREVAGen™ breast cancer risk assessment test in the USA, which increased by 690%.

During the 2012 financial year, following the deconsolidation of former subsidiary ImmunAid Limited, a one-off gain on deconsolidation of $5,113,175 was recorded in the Company's income statement. During the financial year ended 30 June 2013, there were no such comparative transactions.

Other revenue includes the fees generated from the granting of licensing to the Company's proprietary non-coding technologies. During the 2013 financial year, the Company's licensing revenues were $4,784,913 which represented an increase of 89% as compared to the result from the previous year of $2,526,599. The associated commissions payable increased accordingly from $210,478 to $1,209,865. Other revenue also included interest received which decreased by 65% from $609,807 to $217,441 due to the decrease in cash on hand. The Company also received its first research and tax credit of $181,036 in cash which was reported under the heading other income and expense.

Employee benefits expenses decreased by 15%, or $1,255,909, during the 2013 financial year. Despite restructuring and termination expenses that were incurred during the year, the decrease was partially due to a significant one-off share-based payments expense of $1,759,980 that was associated with transactions concerning shares in ImmunAid Limited during the prior year.

Other one-off items which contributed to the increase in the Company's loss from the prior year included:

- $292,081 in capital raising expenses that were expensed, rather than capitalised as equity in the balance sheet;
- $191,090 in fees that were paid to US Physicians as part of the Group's expanding speaker program to promote its BREVAGen™ breast cancer risk test;
- $175,341 in transaction costs relating to the Scheme Merger Agreement between the company's Canadian listed subsidiary pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited;
- $151,220 in costs associated with a pharmacoeconomic study for the BREVAGen™ breast cancer risk test; and
- $149,262 in additional reimbursement costs relating to the change of coding stack for the BREVAGen™ breast cancer risk test.

Balance sheet

As at 30 June 2013, the Company's balance of cash and cash equivalents was $1,721,293 (2012: $8,900,235). Performance bonds and other deposits of $209,296 at that date (2012: $17,460) included a bond with a German Court of $206,259 which was returned to the Company after balance date.

Statement of cash flows

The total net operating and investing cash outflows for the year were $7,695,431 (2012: $7,181,997) and included costs associated with the Company's US subsidiary Phenogen Sciences Inc. of $4,658,000 and an advance to an associate of $173,193. Net cash inflows from financing activities of $437,955 included $481,500 from the issue of ordinary shares arising from the exercise of options.

Earnings / (loss) per share

	2013	2012
Basic earnings / (loss) per share (cents per share)	(1.97)	(1.15)
Diluted earnings / (loss) per share (cents per share)	(1.97)	(1.15)

GENETIC TECHNOLOGIES ANNUAL REPORT 2013

33

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Material business risks The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the USA); and potential litigation, all of which are largely outside the control of the Company’s Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include: Financial risk – the business now called Genetic Technologies Limited was established in 1989. With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2013, the Company had accumulated losses of $82,049,916 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Length of sales cycle – the sales cycle for the Company’s testing products and license generation is typically lengthy. As a result, the Company may expend substantial funds and management effort with no assurance of successfully selling its products or services or granting new licenses. The sales effort requires the effective demonstration of the benefits of its products and services to, and significant training of, many different departments within a potential customer. In addition, the Company is sometimes required to negotiate agreements containing terms which are unique to each customer. With respect to license generation, it is common for negotiations with licensees to take many months before a license is granted. Competition – with respect to BREVAGen™, the Company’s lead breast cancer risk test, the Company is currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies. However, many potential competitors, which include private and public sector enterprises in Australia, the US and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does. However, the Company maintains an extensive patent portfolio which does provide some protection for BREVAGen™ and for the Company’s licensing assertion program. Intellectual property (“IP”) risks – the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause distraction to Management. Historically, the Company has commenced litigation against a number of parties to protect its IP rights. If these proceedings are unsuccessful, the Company may be required to pay significant monetary damages. Professional liability risks – by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks. Government regulation – apart from accreditation requirements, the Company is generally not subject to significant regulation. However, from time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition. 34

OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) Ethical issues – public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues. Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media. Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases. Launch of BREVAGen™ – with the launch of the Company’s BREVAGen™ test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. The establishment of a new US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales. Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth. Even though the Company’s laboratory has now been CLIA certified, US government health care programs could potentially restrict its ability to offer the test in the US, thereby restricting the available market. The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes. Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 10,775,000 unissued ordinary shares in the Company under option. During the year ended 30 June 2013, a total of 3,650,000 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost. Refer Note 26 to the attached financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2013 financial year, a total of 10,700,000 shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2013 financial year, a total of 3,550,000 options that had been issued to employees lapsed. Of this number, a total of 1,550,000 options were forfeited, while the remaining 2,000,000 options expired. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 35

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes the six executives in the Group, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer / Company Secretary, US Senior Vice President Sales and Marketing, VP Sales and Marketing, Scientific Director and Operations Director. For details regarding changes to Key Management Personnel during the period from 1 July 2012 to the date of this Report, please refer to the notes at the foot of the Remuneration Table on page 42. Details of Directors and Key Management Personnel as at balance date Directors Executives Dr. Malcolm R. Brandon (Non-Executive Chairman) Alison J. Mew (Chief Executive Officer) Tommaso Bonvino (Non-Executive) Thomas G. Howitt (Chief Financial Officer and Company Secretary) Dr. Mervyn Cass (Non-Executive) Mark J. Ostrowski (US Senior Vice President, Sales and Marketing) Benjamin Silluzio (Non-Executive) Gregory J. McPherson (VP Sales and Marketing) Dr. Richard Allman (Scientific Director) Ivan Jasenko (Operations Director) Corporate Governance Committee The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. The Committee is chaired by Mr. Tommaso Bonvino and has as its members Dr. Mervyn Cass and Mr. Benjamin Silluzio, both of whom are independent directors. The Corporate Governance Committee was established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. To this end, the Company embodies the following principles in its remuneration framework: • provide competitive rewards to attract high calibre Executives; • wherever possible, link Executive rewards to shareholder value; • ensure that a portion of an Executive’s remuneration is “at risk”; and • establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is approved by the Corporate Governance Committee. Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. During the 2013 financial year, the Company’s remuneration practices were further updated, enhanced and expanded to wherever possible provide a closer link between Executive performance-based remuneration and the overall strategic and financial performance of the Company. 36

REMUNERATION REPORT (cont.) Remuneration structure (cont.) The key performance indicators applicable for all Executives are now more quantifiable and the methods of measurement are better defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on either of the two sub-committees of the Board. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: • reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; • align the interests of Executives with those of the shareholders; and • ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. Structure Fixed remuneration consists of some or all of the following components: • base salary; • non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, vehicle parking (and associated fringe benefits tax, if applicable); and • superannuation benefits, which includes employer contributions. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 37

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Fixed remuneration (cont.) With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: • align the interests of Executives with those of shareholders; • link Executive rewards to the achievement of strategic goals and performance of the Company; and • ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2013 include, amongst other things, the achievement of: • earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit targets where an individual has capacity to impact this result; • achieving or exceeding revenue targets; • achieving targets for cost reduction or efficiency gains; • contributing to business growth and expansion; and • performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. STI payments, if any, are paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. Any such STI payments which may be made are delivered as a cash bonus during the following reporting period. 38

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have a life of between four and five years and, in most cases, generally vest in three equal tranches after 12, 24 and 36 months from the date on which they are granted.

During the year ended 30 June 2013, a net share-based payments expense of $223,005 was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2013	2012	2011	2010	2009
	$	$	$	$	$
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)	910,002	(9,343,766)	(7,841,073)
Basic earnings per share (cents)	(1.97)	(1.15)	0.22	(2.46)	(2.10)

	2013	2012	2011	2010	2009
	%	%	%	%	%
Increase/(decrease) in share price	(20.8)	(42.9)	500.0	(22.2)	(50.0)
Total KMP incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(1.36)	(2.16)	41.98	(0.91)	(0.29)

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GENETIC TECHNOLOGIES ANNUAL REPORT 2013

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

STI and LTI payments made

In respect of the years ended 30 June 2013 and 30 June 2012, the following STI and LTI payments, and the percentages that each such payment represents relative to their respective salary/fees, were made to Executives:

		Fixed remuneration		At risk			
		Salary/fees	Proportion of total	STI	Proportion of total	LTI	Proportion of total
Name and title	Year	$	%	$	%	$	%
Executives							
Alison J. Mew *Chief Executive Officer*	**2013** 2012	**223,133** 176,335	**96.9%** 89.4%	**-** 10,000	**-** 5.1%	**7,201** 10,906	**3.1%** 5.5%
Thomas G. Howitt *Chief Financial Officer and Company Secretary*	**2013** 2012	**222,624** 220,204	**90.1%** 92.4%	**20,000** 5,000	**8.1%** 2.0%	**4,598** 13,174	**1.8%** 5.6%
Mark J. Ostrowski *US Senior Vice President Sales and Marketing*	**2013** 2012	**221,953** -	**74.9%** -	**10,778** -	**3.6%** -	**63,549** -	**21.5%** -
Dr. Richard Allman *Scientific Director*	**2013** 2012	**114,076** -	**95.4%** -	**-** -	**-** -	**5,553** -	**4.6%** -
Dr. Paul D.R. MacLeman *Ex-Chief Executive Officer*	**2013** 2012	**122,949** 300,000	**100%** 92.3%	**-** -	**-** -	**-** 25,009	**-** 7.7%
Lewis J. Stuart *Ex-General Manager US ops.*	**2013** 2012	**52,843** 267,894	**100%** 95.4%	**-** -	**-** -	**-** 12,900	**-** 4.6%
Gregory J. McPherson *Ex-VP Sales and Marketing*	**2013** 2012	**182,157** 177,646	**100%** 91.7%	**-** 5,000	**-** 2.6%	**-** 11,047	**-** 5.7%
Dr. David J. Sparling *Ex-VP Legal / Corp. Develop.*	**2013** 2012	**79,781** 194,670	**100%** 90.2%	**-** 10,000	**-** 4.6%	**-** 11,141	**-** 5.2%
Ivan Jasenko *Ex-Operations Director*	**2013** 2012	**148,607** -	**90.9%** -	**-** -	**-** -	**14,900** -	**9.1%** -
Totals	**2013** 2012	**1,368,123** 1,336,749	**91.5%** 92.1%	**30,778** 30,000	**2.1%** 2.1%	**95,801** 84,177	**6.4%** 5.8%

Employment contracts

The Chief Executive Officer, Ms. Alison Mew, is employed under an employment contract dated 5 August 2009 which was subsequently amended on 13 December 2012. The key terms and conditions of Ms. Mew's employment arrangements are:

- During the 2013 financial year, Ms. Mew's base salary was increased to $260,000. In addition, she received statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;
- Ms. Mew is entitled to receive an STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time. During the 2012 financial year, she received an STI payment of $10,000 in respect of that financial year;
- Ms. Mew may resign from her position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Ms. Mew's contract by providing similar written notice or providing payment in lieu of the notice period; and
- the Company may terminate Ms. Mew's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, she is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

40

REMUNERATION REPORT (cont.)

Employment contracts (cont.)

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report, being Mr. Thomas Howitt, Mr. Mark Ostrowski, Dr. Richard Allman, Ms. Diana Newport and Ms. Luisa Ashdown, are:

- the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;
- the Executive may resign from his / her position and terminate the contract by giving up to three months written notice;
- the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and
- the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

Remuneration of Key Management Personnel ("KMP")

		Short-term		Post-employment	Long-term	Share-based	
		Salary/fees	Other	Superannuation	Long service leave	Options	Totals
Name and title	Year	$	$	$	$	$	$
Directors							
Dr. Malcolm R. Brandon[1]	**2013**	**51,759**	**-**	**26,458**	**-**	**-**	**78,217**
Non-Executive Chairman	2012	31,800	-	24,662	-	-	56,462
Tommaso Bonvino	**2013**	**52,318**	**-**	**4,708**	**-**	**-**	**57,026**
Non-Executive Director	2012	51,800	-	4,662	-	-	56,462
Dr. Mervyn Cass	**2013**	**52,318**	**-**	**4,708**	**-**	**-**	**57,026**
Non-Executive Director	2012	38,850	-	3,496	-	-	42,346
Benjamin Silluzio[2]	**2013**	**29,344**	**-**	**2,641**	**-**	**-**	**31,985**
Non-Executive Director	2012	-	-	-	-	-	-
Dr. Melvyn J. Bridges[3]	**2013**	**32,683**	**-**	**9,754**	**-**	**-**	**42,437**
Ex-Non-Executive Chairman	2012	43,333	-	12,756	-	-	56,089
Gregory W. Brown[4]	**2013**	**18,016**	**-**	**1,621**	**-**	**-**	**19,637**
Ex-Non-Executive Director	2012	-	-	-	-	-	-
Huw D. Jones[5]	**2013**	**21,229**	**-**	**1,910**	**-**	**-**	**23,139**
Ex-Non-Executive Director	2012	51,800	-	4,662	-	-	56,462
Sidney C. Hack[6]	**2013**	**-**	**-**	**-**	**-**	**-**	**-**
Ex-Non-Executive Chairman	2012	12,384	-	23,845	-	-	36,229
	2013	**257,667**	**-**	**51,800**	**-**	**-**	**309,467**
Sub-totals for Directors	2012	229,967	-	74,083	-	-	304,050

GENETIC TECHNOLOGIES ANNUAL REPORT 2013
41

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

		Short-term		Post-employment	Long-term	Share-based	
		Salary/fees	Other	Superannuation	Long service leave	Options	Totals
Name and title	Year	$	$	$	$	$	$
Executives							
Alison J. Mew[7]	**2013**	**223,133**	**-**	**24,999**	**7,201**	**-**	**255,333**
Chief Executive Officer	2012	176,335	10,000	18,951	2,843	8,063	216,192
Thomas G. Howitt *Chief Financial Officer and*	**2013**	**222,624**	**20,000**	**22,286**	**4,598**	**-**	**269,508**
Company Secretary	2012	220,204	5,000	22,726	5,111	8,063	261,104
Mark J. Ostrowski[8] *US Senior Vice President*	**2013**	**221,953**	**10,778**	**-**	**-**	**63,549**	**296,280**
Sales and Marketing	2012	-	-	-	-	-	-
Dr. Richard Allman[9]	**2013**	**114,076**	**-**	**13,782**	**5,553**	**-**	**133,411**
Scientific Director	2012	-	-	-	-	-	-
Dr. Paul D.R. MacLeman[10]	**2013**	**122,949**	**161,297**	**11,064**	**-**	**-**	**295,310**
Ex-Chief Executive Officer	2012	300,000	-	29,160	5,659	19,350	354,169
Lewis J. Stuart[11]	**2013**	**52,843**	**107,752**	**-**	**-**	**-**	**160,595**
Ex-General Manager US ops.	2012	267,894	-	-	-	12,900	280,794
Gregory J. McPherson[12]	**2013**	**182,157**	**77,775**	**16,844**	**-**	**-**	**276,776**
Ex-VP Sales and Marketing	2012	177,646	5,000	19,385	2,984	8,063	213,078
Dr. David J. Sparling[13]	**2013**	**79,781**	**102,248**	**8,080**	**-**	**-**	**190,109**
Ex-VP Legal / Corp. Develop.	2012	194,670	10,000	21,691	3,078	8,063	237,502
Ivan Jasenko[14]	**2013**	**148,607**	**-**	**13,374**	**2,276**	**12,624**	**176,881**
Ex-Operations Director	2012	-	-	-	-	-	-
	2013	**1,368,123**	**479,850**	**110,429**	**19,628**	**76,173**	**2,054,203**
Sub-totals for Executives	2012	1,336,749	30,000	111,913	19,675	64,502	1,562,839
Total remuneration of	**2013**	**1,625,790**	**479,850**	**162,229**	**19,628**	**76,173**	**2,363,670**
Key Management Personnel	2012	1,566,716	30,000	185,996	19,675	64,502	1,866,889

The following changes to KMP occurred during the period from 1 July 2012 to the date of this Report:

1. *Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on 28 November 2012.*
2. *Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on 6 December 2012.*
3. *Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on 27 November 2012.*
4. *Mr. Gregory Brown resigned as a Director of the Company on 27 November 2012.*
5. *Mr. Huw Jones ceased to be a Director of the Company on 27 November 2012.*
6. *Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on 16 December 2011.*
7. *Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on 28 November 2012 and as permanent Chief Executive Officer of the Company on 10 December 2012.*
8. *Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on 7 September 2012.*
9. *Dr. Richard Allman was appointed as Scientific Director of the Company on 10 December 2012.*
10. *Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012. Included in his payments under the heading "other" is a termination payment of $161,297 (2012: $nil).*
11. *Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012. Included in his payments under the heading "other" is a termination payment of $107,752 (2012: $nil).*
12. *Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013. Included in his payments under the heading "other" is a termination payment of $77,775 (2012: $nil) that was accrued as at 30 June 2013.*
13. *Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012. Included in his payments under the heading "other" is a termination payment of $102,248 (2012: $nil).*
14. *Mr. Ivan Jasenko was appointed as Operations Director of the Company on 10 December 2012. He subsequently resigned as Operations Director of the Company on 16 August 2013, i.e. after balance date.*
15. *Ms. Luisa Ashdown and Ms. Diana Newport became members of KMP on 23 August 2013 and 26 September 2013, respectively.*
16. *The column above entitled "other" of $479,850 (2012: $30,000) comprised termination payments of $449,072 (2102: $nil) and STI payments of $30,778 (2012: $30,000).*

42

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

The details of those Executives nominated as Key Management Personnel under section 300A of the *Corporations Act 2001* have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in *IAS 24 / (AASB 124) Related Party Disclosures*, or "senior manager" as defined in the *Corporations Act 2001*.

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2013

During the 2013 financial year, 2,400,000 options were granted as equity compensation benefits to Executives, as disclosed below. Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2013 are set out below.

	Number of options					
Name of Executive	Exercised	Granted	Exercise price	Number lapsed	Fair value per option	Final vesting date
Alison J. Mew	1,500,000	-	$0.045	-	$0.021	Not applicable
Thomas G. Howitt	1,000,000	-	$0.045	-	$0.021	Not applicable
Mark J. Ostrowski	-	2,400,000	$0.140	-	$0.065	29 October 2015
Dr. Richard Allman	-	-	-	-	-	Not applicable
Dr. Paul D.R. MacLeman	3,600,000	-	$0.045	-	$0.021	Not applicable
Lewis J. Stuart[1]	1,600,000	-	$0.045	800,000	$0.021	Not applicable
Gregory J. McPherson	1,500,000	-	$0.045	-	$0.021	Not applicable
Dr. David J. Sparling	1,500,000	-	$0.045	-	$0.021	Not applicable
Ivan Jasenko	-	-	-	-	-	Not applicable
Totals	10,700,000	2,400,000		800,000		

1. *The value of the options granted to Mr. Stuart as part of remuneration that lapsed during the year because a vesting condition was not satisfied was $52,000, assuming that the condition had been satisfied.*

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2012

During the 2012 financial year, there were no options granted as equity compensation benefits to Executives, nor were any such options exercised or lapsed.

Fair values of options

During the year ended 30 June 2013, a total of 3,550,000 options that had previously been issued to employees lapsed. Of this number, a total of 1,550,000 options were forfeited, whilst the remaining 2,000,000 options expired. The lapsed options had no fair value on the date they lapsed as they were "out of the money". During the year ended 30 June 2013, a total of 10,700,000 options were exercised (refer Note 26 for details).

During October 2012, a total of 2,650,000 options over ordinary shares in the Company were granted, at no cost, to two employees of its US subsidiary, Phenogen Sciences Inc. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.14, will expire on 29 August 2017, unless exercised before that date.

During February 2013, a total of 250,000 options over ordinary shares in the Company were granted, at no cost, to another employee of Phenogen Sciences Inc. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.10, will expire on 1 December 2017, unless exercised before that date.

43

GENETIC TECHNOLOGIES ANNUAL REPORT 2013

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Fair values of options (cont.) During March 2013, a total of 750,000 options over ordinary shares in the Company were granted, at no cost, to further employees of Phenogen Sciences Inc. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.10, will expire on 25 January 2018, unless exercised before that date. The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. As at 30 June 2013, there were 3 executives and 18 employees who held options that had previously been granted under the Company’s respective option plans. End of Remuneration Report AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES Auditor independence The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 69 of the Financial Report. Non-audit services During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services: Consolidated 2013 2012 $ $ Audit services PricewaterhouseCoopers in respect of: Audit of the Company’s Financial Report under the Corporations Act 2001 275,167 267,880 Other audit firms in respect of: Audit of the Financial Reports of subsidiaries 16,425 16,360 Total remuneration in respect of audit services 291,592 284,240 Non-audit services Other audit firms in respect of: Tax advice and compliance, accounting and other services 5,676 18,390 Total remuneration in respect of non-audit services 5,676 18,390 Total auditors’ remuneration 297,268 302,630 ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2013 financial year. ROUNDING OF AMOUNTS The Company is of a kind referred to in Class Order 98/100, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report. Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar. 44

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the *Corporations Act 2001*.

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of the two Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			Sub-Committees of the Board			
	Directors' meetings		Audit		Corporate Governance	
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Malcolm R. Brandon[1]	11	11	2	2	-	-
Tommaso Bonvino[2]	11	11	-	-	-	-
Dr. Mervyn Cass	11	10	1	1	-	-
Benjamin Silluzio	6	6	1	1	-	-
Dr. Melvyn J. Bridges[3]	3	3	1	1	-	-
Gregory W. Brown	3	3	-	-	-	-
Huw D. Jones	3	3	1	1	-	-

Sub-committee membership

As at the date of this Report, the Company had two Sub-Committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee. The various individuals who served as members of the two Sub-Committees during the 2013 financial year were:

Name of Member	Audit Committee Period served	Corporate Governance Committee Period served
Dr. Malcolm R. Brandon	1 July 2012 to 30 June 2013	Not applicable
Tommaso Bonvino	Not applicable	1 July 2012 to 30 June 2013
Dr. Mervyn Cass	30 January 2013 to 30 June 2013	30 January 2013 to 30 June 2013
Benjamin Silluzio	30 January 2013 to 30 June 2013	30 January 2013 to 30 June 2013
Dr. Melvyn J. Bridges	1 July 2012 to 27 November 2012	1 July 2012 to 27 November 2012
Huw D. Jones	1 July 2012 to 27 November 2012	1 July 2012 to 27 November 2012

Notes:

1. *Dr. Brandon served as the Chairman of the Audit Sub-Committee from 28 November 2012 to 30 June 2013.*
2. *Mr. Bonvino served as the Chairman of the Corporate Governance Sub-Committee from 28 November 2012 to 30 June 2013.*
3. *Dr. Bridges served as the Chairman of both Sub-Committees from 1 July 2012 to 27 November 2012.*
4. *In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.*

Signed in accordance with a resolution of the Directors.



TOMMASO BONVINO
Non-Executive Director

Melbourne, 27 September 2013

GENETIC TECHNOLOGIES ANNUAL REPORT 2013
45

INTRODUCTION Genetic Technologies Limited (the “Company”) and its Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders. In this statement, the Company and its controlled entities together are referred to as the “Group”. A description of the Group’s main corporate governance practices is set out below. Unless otherwise stated, all of these practices were in place for the entire 2013 financial year and on the whole comply with the Corporate Governance Principles and Recommendations (including all relevant amendments) of the Australian Securities Exchange. While in most respects, Genetic Technologies Limited complies with the Recommendations, in several areas, policies and practices are being further developed to bring them more closely into line. As new policies are produced, or as the existing ones are amended, they are published on the Company’s website. As at the date of this Statement, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005. All significant policies are published on the Company’s website (www.gtglabs.com). • Board Charter, which defines the role of the Board and that of Management; • Audit Committee Charter; • Corporate Governance Committee Charter; • Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them; • Code of Conduct, including a Document Retention Policy; • Board Performance Evaluation Policy; • Risk and Compliance Policy; • Continuous Disclosure Policy; • Securities Trading Policy; • Diversity Policy; • Shareholder Communications Policy; and • Whistleblower Policy. ASX PRINCIPLES AND RECOMMENDATIONS Principle 1: Lay solid foundations for management and oversight The relationship between the Board and Management is critical to the Group’s success. The Directors are responsible to the shareholders for the performance of the Group in both the short and longer terms and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed. The responsibilities of the Board include: • providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy; • reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives; • overseeing and monitoring: » organisational performance and the achievement of the Group’s strategic goals and objectives; » compliance with the Company’s Code of Conduct; and » progress of major capital expenditures and other significant projects, including any acquisitions or divestments; • monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors; • appointment, performance assessment and, if necessary, removal of the Chief Executive Officer; • ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team; CORPORATE GOVERNANCE STATEMENT 46

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 1: Lay solid foundations for management and oversight (cont.) • ensuring there are effective management processes in place for approving major corporate initiatives; • enhancing and protecting the reputation of the organisation; • overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and • ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board. Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the Senior Leadership Team as set out in the Group’s delegations policies. These delegations are reviewed by the Board on an annual basis. Performance appraisals for all members of the Senior Leadership Team last took place in May and June 2013. The process for these assessments is described in the Remuneration Report on pages 36 to 44 of this Financial Report. Principle 2: Structure the Board to add value The Board operates in accordance with the broad principles set out in its Charter which is available from the corporate governance information section of the Company’s website (www.gtglabs.com). The Charter provides details of the Board’s composition and responsibilities. Board composition The Charter states that: • the Board is to be comprised of both executive and non-executive Directors with a majority of non-executive Directors. Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters; • in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chairman must be an independent non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team; • the Chairman is elected by the full Board and is required to meet regularly with the Chief Executive Officer; • the Company should, where possible, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience; • the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and • the Board should undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group. The Board seeks to ensure that: • at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and • the size of the Board is conducive to effective discussion and efficient decision-making. Directors’ independence The Board has adopted specific principles in relation to the independence of its Directors. These state that, when determining independence, a Director must be a non-executive and the Board should consider whether the Director: • is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company; • is, or has been, employed in an executive capacity by the Company or any other Group member within three years before commencing his or her service on the Board; GENETIC TECHNOLOGIES ANNUAL REPORT 2013 47

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the Board to add value (cont.) • within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided; • is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer; • has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and • is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement. Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance. Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board. To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years. The Board will continue to monitor developments on this issue as they arise. The Board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment. Board members Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ Report. As at the date of signing the Directors’ Report, all four Directors served as non-executive Directors and none had any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above. Term of office The Company’s Constitution specifies that all non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election. Where eligible, a Director may stand for re-election. Chairman and Chief Executive Officer (“CEO”) The Chairman is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team. In accepting the position, the Chairman had acknowledged that it will require a significant time commitment and has confirmed that other positions will not hinder his or her effective performance in that role. The CEO is responsible for implementing Group strategies and policies. The Board Charter specifies that these are separate roles to be undertaken by separate people. Induction The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies. It also explains the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements. Commitment The Board held eleven Board meetings during the 2013 financial year. Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities. The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held during the year ended 30 June 2013, and the number of such meetings attended by each Director, are disclosed on page 45. 48

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the Board to add value (cont.) The commitments of all non-executive Directors are considered by the Corporate Governance Committee prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment. Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company. Conflict of interests In accordance with the Board Charter, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them. In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings. No declarations were received from any Directors during the financial year. Independent professional advice All Directors and members of the Board’s two Sub-Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense. Prior written approval of the Chairman is required, but such approval will not be unreasonably withheld. Performance assessment The Board undertakes an ongoing self-assessment of its collective performance, the performance of the Chairman and of its two Sub-Committees. The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary. Members of the Senior Leadership Team are invited to contribute to this appraisal process. The results and any action plans are documented together with specific performance goals which are agreed for the coming year. The Chairman undertakes an assessment of the performance of individual Directors and meets with each Director to discuss this assessment. Board Sub-Committees The Board has established two Sub-Committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The current Sub-Committees of the Board are the Audit and Corporate Governance Committees. Each is comprised entirely of non-executive Directors. The Committee structure and membership is reviewed on an annual basis. Each Sub-Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Sub-Committee is to operate. Both of these Charters are reviewed on an annual basis and are available on the Company’s website. All matters determined by the Sub-Committees are submitted to the full Board as recommendations for Board decisions. Minutes of Sub-Committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the Sub-Committees to the Board are addressed in the Charter of the individual Sub-Committees. Corporate Governance Committee The Corporate Governance Committee consists of Tommaso Bonvino (Chairman), Dr. Mervyn Cass and Benjamin Silluzio, all of whom are independent. Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 45. The Committee operates in accordance with its Charter which is available on the Company’s website. The main responsibilities of the Corporate Governance Committee are to: • conduct an annual review of the membership of the Board, having regard to present and future needs of the Company and to make recommendations on Board composition and appointments; • conduct an annual review of, and conclude on the independence of, each Director; • propose candidates for Board vacancies; • oversee the annual performance assessment program; • oversee Board succession, including the succession of the Chairman, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board; and • assess the effectiveness of the induction process. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 49

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the board to add value (cont.) When a new Director is to be appointed, the Committee prepares a Board skills matrix to review the range of skills, experience and expertise on the Board, and to identify its needs. From this, the Committee prepares a short-list of candidates with appropriate skills and experience. A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM. The Committee’s nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company. The Board and the Committee are also aware of the advantages of Board renewal and succession planning. Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations. New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment. All new Directors participate in a formal induction program which covers the operation of the Board and its Sub-Committees and financial, strategic, operations and risk management issues. Principle 3: Promote ethical and responsible decision making Code of conduct The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors. The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders. In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies. The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy. Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, i.e. after 31 December and 30 June of each year. Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance. The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistleblower program which can be done anonymously. The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities. Copies of the Code and the Securities Trading Policy are available on the Company’s website. Diversity policy The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors. It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them. In accordance with the Company’s Diversity Policy and ASX Corporate Governance principles, the Board has established various objectives in relation to gender diversity. The aim is to achieve these objectives over the coming two to three years as relevant positions become vacant and appropriately-skilled candidates are available. 50

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 3: Promote ethical and responsible decision making (cont.) The objectives set by the Board in relation to gender diversity are set out in the following table. Category Objective Actual Number Percentage Number Percentage Number of women in whole organisation 32 50% 41 64% Number of women in senior executive positions 2 29% 4 57% Number of women on the Board 1 25% 0 0% Responsibility for diversity has been included in the Board Charter and the Corporate Governance Committee Charter. Principle 4: Safeguard integrity in financial reporting Audit Committee The Audit Committee consists of Dr. Malcolm Brandon (Chairman), Dr. Mervyn Cass and Benjamin Silluzio, all of whom are independent. Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 45. All members of the Audit Committee are financially literate and have an appropriate understanding of the industry in which the Group operates. The Committee operates in accordance with a Charter which is available on the Company’s website. The main responsibilities of the Audit Committee are to: • review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the Market; • assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering: » effectiveness and efficiency of operations; » reliability of financial reporting; and » compliance with applicable laws and regulations; • oversee the effective operation of the Company’s risk management framework; • recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance; • consider the independence and competence of the external auditor on an ongoing basis; • review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence; • review and monitor all related party transactions and assess their propriety; and • report to the Board on matters relevant to the Committee’s role and responsibilities. In fulfilling its responsibilities, the Audit Committee: • receives regular reports from Management and the Company’s external auditors; • meets with the external auditors at least twice a year, or more frequently if necessary; • reviews the processes the CEO and CFO have in place to support their annual certifications to the Board; • reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and • provides the external auditors with a clear line of direct communication at any time to either the Chairman of the Audit Committee or, if necessary, the Chairman of the Board. The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 51

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 4: Safeguard integrity in financial reporting (cont.) External auditors The Company and Audit Committee policy is to appoint external auditors who clearly demonstrate quality of service and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009. It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors’ Report and in Note 32 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report. The external auditor attends the Company’s AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. Principles 5 and 6: Make timely and balanced disclosures and respect the rights of shareholders Continuous disclosure and shareholder communication The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings. A summary of these policies and procedures is available on the Company’s website. The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (“ASX”). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the Market. The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters. All shareholders are entitled to receive a hard copy of the Company’s Annual and Half-Year Reports which are also available for download on its website. Principle 7: Recognise and manage risk The Board is responsible for satisfying itself annually, or more frequently as required, that Management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit Committee and reviewed by the full Board. The Audit Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing Management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the Committee: • reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system; • reviews Group-wide objectives in the context of the abovementioned categories of corporate risk; • reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk; • reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and • reviews compliance with agreed policies. 52

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 7: Recognise and manage risk (cont.) The Committee recommends any actions it deems appropriate to the Board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of: • the risk management and internal control system during the year; and • the Company’s management of its material business risks. Risk management group The Company’s risk management policies and the operation of the risk management and compliance system are managed by the Company’s risk management group which consists of selected senior executives and is chaired by the CFO. The Board receives reports from this group as to the effectiveness of the Company’s management of material risks that may impede or impact on the Company’s ability to meet its business objectives. Each of the Company’s business units report to the risk management group on the key business risks applicable to their respective areas. The review is undertaken by business unit management. The risk management group then consolidates the business unit reports and recommends any actions to the Board for its consideration. Corporate reporting In complying with recommendation 7.3, the CEO and CFO make the following annual certifications to the Board: • that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the Group and are in accordance with relevant accounting standards; and • that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks. Principle 8: Remunerate fairly and responsibly All matters pertaining to remuneration of Company Directors and employees are overseen and managed by the Corporate Governance Committee (refer above). Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Each member of the Senior Leadership Team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the Corporate Governance Committee on a regular basis and, where necessary, is revised in consultation with the relevant employee. Further information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading “Remuneration Report”. In accordance with Group policy, participants in equitybased remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements. The Committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programs and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 53

For the year ended 30 June Notes Consolidated 2013 2012 $ $ Revenue from continuing operations – genetic testing services 3,377,183 3,691,215 Less: cost of sales 4 (1,945,467) (1,948,625) Gross profit from continuing operations – genetic testing services 1,431,716 1,742,590 Other revenue 5 5,002,354 3,136,406 Gain on deconsolidation of subsidiary 6 - 5,113,175 Selling and marketing expenses (5,266,818) (4,384,184) General and administrative expenses (4,413,782) (5,608,038) Licensing, patent and legal costs (2,399,824) (1,267,838) Laboratory and research and development costs (3,462,466) (4,029,369) Finance costs (38,968) (45,217) Share of net loss of associate accounted for using the equity method 34 (437,185) (132,037) Other income and expenses 8 235,490 177,684 Loss from continuing operations before income tax expense (9,349,483) (5,296,828) Income tax expense 10 - - Loss for the year (9,349,483) (5,296,828) Other comprehensive profit / (loss) Items that may be reclassified to profit or loss Exchange gains / (losses) on translation of controlled foreign operations 23 9,347 (6,818) Exchange gains / (losses) on translation of non-controlled foreign operations 25 17,073 (296) Other comprehensive profit / (loss) for the year, net of tax 26,420 (7,114) Total comprehensive loss for the year (9,323,063) (5,303,942) Loss for the year is attributable to: Owners of Genetic Technologies Limited (9,298,367) (5,287,523) Non-controlling interests 25 (51,116) (9,305) Total loss for the year (9,349,483) (5,296,828) Total comprehensive loss for the year is attributable to: Owners of Genetic Technologies Limited (9,289,020) (5,294,341) Non-controlling interests 25 (34,043) (9,601) Total comprehensive loss for the year (9,323,063) (5,303,942) Loss per share attributable to owners of the Company and from continuing operations: Basic loss per share (cents per share) 9 (1.97) (1.15) Diluted loss per share (cents per share) 9 (1.97) (1.15) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes. 54

CONSOLIDATED BALANCE SHEET As at 30 June Notes Consolidated 2013 2012 $ $ ASSETS Current assets Cash and cash equivalents 11 1,721,293 8,900,235 Trade and other receivables 12 328,642 495,975 Prepayments and other assets 13 398,185 536,125 Performance bond and deposits 14 209,296 17,460 Total current assets 2,657,416 9,949,795 Non-current assets Investments accounted for using the equity method 15 3,932,384 4,414,914 Property, plant and equipment 16 423,168 642,918 Intangible assets and goodwill 17 1,306,559 1,434,124 Total non-current assets 5,662,111 6,491,956 Total assets 8,319,527 16,441,751 LIABILITIES Current liabilities Trade and other payables 18 1,375,536 905,772 Interest-bearing liabilities 19 - 17,748 Deferred revenue 20 320,781 266,646 Provisions 21 768,699 740,402 Total current liabilities 2,465,016 1,930,568 Non-current liabilities Provisions 21 96,224 108,541 Total non-current liabilities 96,224 108,541 Total liabilities 2,561,240 2,039,109 Net assets 5,758,287 14,402,642 EQUITY Contributed equity 22 83,735,845 83,280,142 Reserves 23 3,951,771 3,719,419 Accumulated losses 24 (82,049,916) (72,751,549) Parent entity interest 5,637,700 14,248,012 Non-controlling interests 25 120,587 154,630 Total equity 5,758,287 14,402,642 The above consolidated balance sheet should be read in conjunction with the accompanying notes. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 55

For the year ended 30 June Notes Consolidated 2013 2012 $ $ Cash flows from / (used in) operating activities Receipts from customers 8,460,774 6,300,410 Payments to suppliers and employees (16,213,984) (14,481,226) Interest received 275,399 551,859 Interest and finance charges paid (38,968) (45,217) Net cash flows from / (used in) operating activities 11 (7,516,779) (7,674,174) Cash flows from / (used in) investing activities Proceeds from the sale of plant and equipment 1,201 31,455 Purchases of plant and equipment (53,611) (76,314) Proceeds from the sale of shares in associate 46,951 20 Purchase of shares in subsidiary - (10) Advance to associate (173,193) - Loans repaid by associate - 537,026 Net cash flows from / (used in) investing activities (178,652) 492,177 Cash flows from / (used in) financing activities Net proceeds from the issue of shares 481,500 10,902,037 Equity transaction costs (25,797) - Proceeds from borrowings - 1,000,000 Repayment of borrowings - (1,000,837) Repayment of hire purchase principal (17,748) (50,130) Net cash flows from / (used in) financing activities 437,955 10,851,070 Net increase / (decrease) in cash and cash equivalents (7,257,476) 3,669,073 Cash and cash equivalents at beginning of year 8,900,235 5,104,667 Net foreign exchange difference 78,534 126,495 Cash and cash equivalents at end of year 11 1,721,293 8,900,235 CONSOLIDATED STATEMENT OF CASH FLOWS The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. 56

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Members of Genetic Technologies Limited					
	Contributed equity	Reserves	Accumulated losses	Parent interests	Non-controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2011	**72,378,105**	**1,697,914**	**(67,464,026)**	**6,611,993**	**202,002**	**6,813,995**
Loss for the year	-	-	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	-	(6,818)	-	(6,818)	-	(6,818)
Total comprehensive loss	-	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners						
Contributions of equity (net)	10,902,037	-	-	10,902,037	-	10,902,037
Share-based payments	-	2,028,323	-	2,028,323	-	2,028,323
Reversal of share of issued capital	-	-	-	-	(37,771)	(37,771)
	10,902,037	2,028,323	-	12,930,360	(37,771)	12,892,589
Balance at 30 June 2012	**83,280,142**	**3,719,419**	**(72,751,549)**	**14,248,012**	**154,630**	**14,402,642**
Loss for the year	-	-	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	-	9,347	-	9,347	17,073	26,420
Total comprehensive income / (loss)	-	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners						
Contributions of equity (net)	455,703	-	-	455,703	-	455,703
Share-based payments	-	223,005	-	223,005	-	223,005
	455,703	223,005	-	678,708	-	678,708
Balance at 30 June 2013	**83,735,845**	**3,951,771**	**(82,049,916)**	**5,637,700**	**120,587**	**5,758,287**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

57
GENETIC TECHNOLOGIES ANNUAL REPORT 2013

1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the Directors dated 27 September 2013. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Revenue from the sale of the BREVAGen™ test During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen™ test. Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis. Effective 1 January 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen™ tests it performs. However, given the relatively short period of time since this change, a reliable estimate of the amount of revenue expected to be received in respect of each BREVAGen™ test cannot yet be made in accordance with AASB 118 Revenue (IAS 18). Accordingly, the sales received during the financial year ended 30 June 2013 were also recorded on a cash basis. Going concern During the 2013 financial year, the Company incurred a total comprehensive loss after income tax of $9,323,063 (2012: $5,303,942) and net cash outflows from operations of $7,516,779 (2012: $7,674,714). As at 30 June 2013, the Company held cash reserves of $1,721,293 and had net current assets of $192,400. Subsequent to balance date, the Company raised a total of $3,000,000 via the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share. As at the date of this Report, the Company held cash reserves of approximately $2,350,000. As at the date of this Report, a further $1,350,500 had been received by the Company under a Share Purchase Plan (“Plan”) to eligible shareholders which is scheduled to close on 26 September 2013. This amount, when added to the amount that is likely to be contributed by the Underwriters of the Plan or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs. At the issue price of $0.072 per share, this amount will result in the issue of a further 41,666,667 ordinary shares in the Company. The Company proposes to raise additional funds via the issue of a US$5,000,000 convertible note (subject to shareholder approval which will be sought at an Extraordinary General Meeting on 23 October 2013). NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 58

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (a) Basis of preparation (cont.) Going concern (cont.) The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon the consolidated entity being successful in one or more of the following events: • Fundraising from the issue of further new shares in the Company and/or the sale of non-core or surplus assets; • Obtaining shareholder approval for, and successfully completing the proposed raising of, debt funds via the issue of the US$5,000,000 convertible note; • Increasing sales of genetic tests, including the BREVAGen™ test in the USA and potentially Europe; • Generating additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs, and; • Cost containment strategies which are currently in progress. As a result of these matters, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis. (b) New accounting standards and interpretations In respect of the year ended 30 June 2013, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2013 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below. • IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards – Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015) IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption. When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since IFRS 9 / (AASB 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss. There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 / (AASB 139) Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt IFRS 9 / (AASB 9). • IFRS 10 / (AASB 10) Consolidated Financial Statements, IFRS 11 / (AASB 11) Joint Arrangements, IFRS 12 / (AASB 12) Disclosure of Interests in Other Entities, revised IAS 27 / (AASB) 127 Separate Financial Statements and IAS 28 / (AASB 128) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards – Transition guidance and other Amendments (effective 1 January 2013) In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures. AASB 10 replaces all of the guidance on control and consolidation in IAS7 / AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However, the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. The Group is still evaluating the effect the new standard will have on its composition. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 59

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (b) New accounting standards and interpretations (cont.) IFRS 12 / (AASB 12) sets out the required disclosures for entities reporting under the two new standards, IFRS 10 / (AASB 10) and IFRS 11 / (AASB 11), and replaces the disclosure requirements currently found in IAS 28 / (AASB 128). Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments. Amendments to IAS 28 / (AASB 128) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements. The Group will adopt the new standards before their operative date and would therefore be applied in the financial statements for the reporting period ending 30 June 2014. • IFRS 13 / (AASB 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13(effective 1 January 2013) IFRS 13 / (AASB 13) was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group will adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014. • AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013) In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future. • Improvements to IFRS (2009-2011 project cycle) / (AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle) (effective for annual periods beginning on or after 1 January 2013) In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project. The Group will apply the amendments from 1 July 2013. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules. • Revised IAS 19 / (AASB 119) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11 Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective 1 January 2013) In June 2011 (AASB: September 2011), the IAS / (AASB) released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called “corridor” method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss. The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. The amendments will have to be implemented retrospectively. The Group is still evaluating the impact of the new standard on its financial statements. The Group will adopt the new standard when it becomes operative, being from 1 July 2013. • AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014) The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The Group intends to apply the amendment from 1 July 2014. There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. 60

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2013 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. Associates Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at fair market value. The Group’s investment in associates is detailed in Note 34. The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Changes in ownership interests The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited. When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss. If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate. (d) Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 61

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (d) Foreign currency translation (cont.) Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s five overseas subsidiaries are as follows: • Gtech International Resources Limited – Canadian dollars (CAD) • Genetic Technologies (Beijing) Limited – Chinese yuan (CNY) • GeneType AG – Swiss francs (CHF) • GeneType Corporation – United States dollars (USD) • Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (e) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (f) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (g) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 35, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Revenue from the sale of the BREVAGen™ test Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test. Rendering of services Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months). License fees, royalties and annuities received The Company licenses the use of its patented genetic technologies. License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The Group does not grant refunds to its customers. Refer also to Note 2(x). Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured. Interest received Revenue is recognised as the interest accrues using the effective interest method. Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions. 62

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (i) Share-based payment transactions The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”). There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted. The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model. Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report. In valuing equitysettled transactions, no account is taken of any non-market performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. (j) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 10. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 63

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. Details regarding interest rate and credit risk of current receivables are disclosed in Note 36. (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Performance bonds and deposits Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations. (r) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows: • Laboratory equipment – 3 to 5 years • Computer equipment – 2 to 5 years • Office equipment – 2 to 5 years • Equipment under hire purchase – 3 years • Leasehold improvements – lease term, being between 1 and 5 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. 64

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (s) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straightline basis over their useful lives, being from 5 to 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research and development activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. (t) Goodwill Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised. Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments. (u) Impairment of assets (other than goodwill) The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 65

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (v) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (w) Leases and hire purchase agreements Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss. Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. (x) Deferred revenue License revenues and annuities License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied. Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made. Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability. Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations. Grant revenues Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments. (y) Employee benefits Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories. 66

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (z) Provisions Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. (aa) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 29). (ab) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. All costs relating to acquisitions are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. (a) Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Impairment of intangible assets and goodwill The Group determines whether intangible assets, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t). This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 67

// NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a) Critical accounting estimates and assumptions (cont.)

Carrying value of investment in ImmunAid Limited

As at 30 June 2013, the Company's investment in its associate ImmunAid Limited ("ImmunAid") had a carrying value in its balance sheet of $3,932,384. This investment is carried at the lower of its carrying amount and its recoverable amount, which is the higher of value in use and fair value less costs to sell. As at 30 June 2013, the Company considered the net trading loss of the investment to be indicative of an impairment trigger and has tested its carrying value for impairment.

The Company has not recognised any impairment in the investment based of its assessment that, as at 30 June 2013, its fair value less costs to sell exceeds its carrying value. In April 2012, ImmunAid issued shares to new investors at a price in excess of the current per share carrying value of the investment. In addition, the Company noted that ImmunAid was recently allowed an exclusive US patent, which was positively received by the Market. Taking these events in aggregate, the Company has concluded that there is no impairment in the investment for the year ended 30 June 2013.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)). In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 10).

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

(b) Critical judgements in applying the entity's accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. In addition to the costs incurred by the Company's research and development group, costs of clinical and other trials are also included. The costs of research and development are expensed in full in the period in which they are incurred. The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4. COST OF SALES

	Consolidated	
	2013	2012
	$	$
Inventories used	**823,139**	859,206
Direct labour costs	**785,722**	864,286
Depreciation expense	**173,300**	230,349
Inventories written off / (back)	**163,306**	(5,216)
Total cost of sales	**1,945,467**	1,948,625

68

	Consolidated	
	2013	2012
	$	$

5. OTHER REVENUE

License fees received	**3,579,677**	1,189,170
Royalties and annuities received	**1,205,236**	1,337,429
Interest revenue	**217,441**	609,807
Total other revenue	**5,002,354**	3,136,406

6. GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of investment in associate (Note 34)	**-**	4,546,951
Removal of net assets of associate on loss of control of a subsidiary	**-**	528,433
Removal of non-controlling interests (Note 25)	**-**	37,771
Profit received from sale of shares in associate	**-**	20
Total gain on deconsolidation of subsidiary	**-**	5,113,175

Note: *During the year ended 30 June 2012, the Group deconsolidated its former subsidiary, ImmunAid Limited (refer Note 27). As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost. The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).*

7. EXPENSES

Amortisation of intangible assets	**127,565**	181,048
Depreciation of fixed assets	**97,444**	150,547
Employee benefits expenses	**6,938,342**	8,194,251
Operating lease expenses	**369,254**	354,958
Research and development expenses	**573,377**	892,274
Net impairment of intangible assets	**-**	104,338

8. OTHER INCOME AND EXPENSES

Net foreign exchange gains	**46,264**	141,364
Net profit / (loss) on disposal of plant and equipment	**(1,416)**	31,455
Management fees received	**8,000**	4,875
Research and development tax credit	**181,036**	-
Net profit on disposal of investments accounted for using the equity method	**1,606**	-
Loss on disposal of shares in subsidiary (Notes 27 and 32)	**-**	(10)
Total other income and expenses	**235,490**	177,684

9. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2013	2012
	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	**(9,298,367)**	(5,287,523)
Weighted average number of ordinary shares used in calculating loss per share	**472,084,970**	460,402,869

Note: *None of the 9,525,000 (2012: 20,125,000) options over the Company's ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.*

GENETIC TECHNOLOGIES ANNUAL REPORT 2013
69

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) Consolidated 2013 2012 $ $ 10. INCOME TAX Reconciliation of income tax expense to prima facie tax payable Loss before income tax expense (9,349,483) (5,296,828) Tax at the Australian tax rate of 30% (2012: 30%) (2,804,845) (1,589,048) Tax effect amounts which are not deductible / (taxable) in calculating taxable income Net impairment losses and other write-downs 54,883 31,301 Share-based payments expense 66,902 608,497 Share of net loss of associate accounted for using the equity method 131,156 39,611 Capital raising expenses (48,328) (48,328) Gain on deconsolidation of subsidiary - (1,533,953) Research and development tax incentive (54,311) - Withholding tax expense 20,330 19,753 Other non-deductible items 6,869 4,980 (2,627,344) (2,467,187) Tax effect of adjustments relating to temporary differences Amortisation and depreciation expenses 46,701 25,557 Net movements in provisions 4,794 26,111 Settlement proceeds from Applera Corporation (134,757) (131,134) Adjustment for amended tax returns of prior periods 1,159,185 1,264,668 Tax losses not recognised 1,551,421 1,281,985 Income tax expense - - Deferred tax assets Deferred revenue 96,234 79,994 Applera settlement 350,002 484,759 Intangible assets 2,404,695 2,099,763 Doubtful debts 64,286 26,635 Provisions 259,477 254,683 Other 52,553 - Total deferred tax assets 3,227,247 2,945,834 Deferred tax assets on temporary differences not brought to account (3,227,247) (2,945,834) Total net deferred tax assets - - Tax losses Unused tax losses for which no deferred tax asset has been recognised 41,135,676 35,964,273 Potential tax benefit @ 30% 12,340,703 10,789,282 Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income. As at balance date, there are unrecognised tax losses with a benefit of approximately $12,340,703 (2012: $10,789,282) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if: (a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised; (b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and (c) No changes in tax legislation adversely affect the Group companies from realising the benefit. 70

10. INCOME TAX (cont.) Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j). The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited. The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. As at 30 June 2013, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2012: $nil). Consolidated 2013 2012 $ $ 11. CASH AND CASH EQUIVALENTS Reconciliation of cash and cash equivalents Cash at bank and on hand 1,721,293 2,380,114 Short-term deposits - 6,520,121 Total cash and cash equivalents 1,721,293 8,900,235 Reconciliation of loss for the year Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows: Loss for the year after income tax (9,349,483) (5,296,828) Adjust for non-cash items Amortisation and depreciation expenses 398,309 561,944 Share-based payments expense 223,005 2,028,323 Net impairment losses and other write-downs - 104,338 Share of loss of associate 437,185 132,037 Loss on disposal of shares in subsidiary - 10 Fair value gain on deconsolidation of subsidiary - (5,113,175) Provision for advance to associate 173,193 - Net (profit) / loss on disposal of plant and equipment 1,416 (31,455) Net foreign exchange (gains) / losses (52,114) (141,365) Net (profit) / loss on disposal of shares in associate (1,606) - Adjust for changes in assets and liabilities (Increase) / decrease in trade and other receivables 167,333 178,394 (Increase) / decrease in prepayments and other assets 137,940 (62,466) (Increase) / decrease in performance bonds and deposits (191,836) (14,811) Increase / (decrease) in trade and other payables 469,764 (209,256) Increase / (decrease) in deferred revenue 54,135 103,100 Increase / (decrease) in provisions 15,980 87,036 Net cash flows from / (used in) operating activities (7,516,779) (7,674,174) GENETIC TECHNOLOGIES ANNUAL REPORT 2013 71

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) Consolidated 2013 2012 $ $ 11. CASH AND CASH EQUIVALENTS (cont.) Non-cash activities There were no non-cash activities during the 2013 financial year. Financing facilities available As at 30 June 2013, the following financing facilities had been negotiated and were available: Total facilities Hire purchase facility - 2,500,000 Credit cards 215,603 199,208 Facilities used as at reporting date Hire purchase facility - (17,748) Credit cards (60,918) (15,861) Facilities unused as at reporting date Hire purchase facility - 2,482,252 Credit cards 154,685 183,347 12. TRADE AND OTHER RECEIVABLES (CURRENT) Trade receivables 513,633 474,843 Less: provision for doubtful debts (214,285) (88,783) Net trade receivables 299,348 386,060 Accrued interest - 57,948 Other receivables 29,294 51,967 Total net current trade and other receivables 328,642 495,975 Note: Trade and other receivables for the Group include amounts due in US dollars of USD 42,140 (2012: USD 61,336) and European euros of EUR 90,000 (2012: EUR 90,000). Refer Note 36 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 13. PREPAYMENTS AND OTHER ASSETS (CURRENT) Prepayments 184,394 219,409 Inventories at the lower of cost and net realisable value 213,791 316,716 Total current prepayments and other assets 398,185 536,125 14. PERFORMANCE BONDS AND DEPOSITS (CURRENT) Performance bonds 206,259 15,260 Deposits 3,037 2,200 Total current performance bonds and deposits 209,296 17,460 15. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT) Shares in associate (Note 34) 3,932,384 4,414,914 Total non-current investments accounted for using the equity method 3,932,384 4,414,914 72

	Consolidated	
	2013	2012
	$	$

16. PROPERTY, PLANT AND EQUIPMENT

	2013 $	2012 $
Laboratory equipment, at cost	**3,880,330**	3,953,756
Less: accumulated depreciation	**(2,824,044)**	(2,706,111)
Less: impairment loss	**(751,325)**	(751,325)
Net laboratory equipment	**304,961**	496,320
Computer equipment, at cost	**695,288**	657,337
Less: accumulated depreciation	**(617,439)**	(571,706)
Net computer equipment	**77,849**	85,631
Office equipment, at cost	**224,949**	219,500
Less: accumulated depreciation	**(190,301)**	(168,116)
Net office equipment	**34,648**	51,384
Equipment under hire purchase, at cost	**1,282,389**	1,282,389
Less: accumulated depreciation	**(1,272,389)**	(1,271,014)
Less: impairment loss	**(10,000)**	(10,000)
Net equipment under hire purchase	**-**	1,375
Leasehold improvements, at cost	**111,873**	109,748
Less: accumulated depreciation	**(106,163)**	(101,540)
Net leasehold improvements	**5,710**	8,208
Total net property, plant and equipment	**423,168**	642,918
Reconciliation of property, plant and equipment		
Opening gross carrying amount	**6,222,730**	6,518,757
Add: additions purchased during the year	**53,611**	76,314
Less: disposals made during the year	**(81,512)**	(372,341)
Closing gross carrying amount	**6,194,829**	6,222,730
Opening accumulated depreciation and impairment losses	**(5,579,812)**	(5,571,257)
Add: disposals made during the year	**78,895**	372,341
Less: depreciation expense charged	**(270,744)**	(380,896)
Closing accumulated depreciation and impairment losses	**(5,771,661)**	(5,579,812)
Total net property, plant and equipment	**423,168**	642,918

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying amount $	Additions during year $	Net disposals during year $	Depreciation expense and impairment loss $	Closing net carrying amount $
Laboratory equipment	496,320	609	-	(191,968)	**304,961**
Computer equipment	85,631	45,428	(2,617)	(50,593)	**77,849**
Office equipment	51,384	5,449	-	(22,185)	**34,648**
Equipment under hire purchase	1,375	-	-	(1,375)	**-**
Leasehold improvements	8,208	2,125	-	(4,623)	**5,710**
Totals	642,918	53,611	(2,617)	(270,744)	**423,168**

GENETIC TECHNOLOGIES ANNUAL REPORT 2013
73

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) Consolidated 2013 2012 $ $ 17. INTANGIBLE ASSETS AND GOODWILL Patents Patents, at cost 36,594,310 36,322,585 Less: accumulated amortisation (32,797,420) (32,501,457) Less: impairment losses (3,632,338) (3,632,338) Total net patents 164,552 188,790 Other intangible assets Assets associated with BREVAGen™ breast cancer risk test, at cost 1,033,273 1,033,273 Less: accumulated amortisation (206,654) (103,327) Total net other intangible assets 826,619 929,946 Goodwill Goodwill, at cost 358,012 358,012 Less: accumulated impairment (42,624) (42,624) Total net goodwill 315,388 315,388 Total net intangible assets and goodwill 1,306,559 1,434,124 Reconciliation of patents Opening gross carrying amount 36,322,585 36,538,523 Adjust for exchange rate movements 271,725 (215,938) Closing gross carrying amount 36,594,310 36,322,585 Opening accumulated amortisation and impairment losses (36,133,795) (36,167,674) Add: amortisation expense charged (refer below) (24,238) (77,721) Add: impairment losses (refer below) - (104,338) Adjust for exchange rate movements (271,725) 215,938 Closing accumulated amortisation and impairment losses (36,429,758) (36,133,795) Total net patents 164,552 188,790 Reconciliation of other intangible assets Opening net carrying amount 929,946 1,033,273 Add: amortisation expense charged (refer below) (103,327) (103,327) Total net other intangible assets 826,619 929,946 Reconciliation of goodwill Opening gross carrying amount 358,012 358,012 Less: goodwill written off - - Closing gross carrying amount 358,012 358,012 Opening accumulated impairment losses (42,624) (42,624) Add: goodwill written off - - Closing accumulated impairment losses (42,624) (42,624) Total net goodwill 315,388 315,388 74

17. INTANGIBLE ASSETS AND GOODWILL (cont.) Remaining useful lives The assets associated with the BREVAGen™ breast cancer risk test have a remaining useful life of 8 years as at 30 June 2013. Disclosure of expenses The total amortisation expense charged during the year in respect of intangible assets of $127,565 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,238). Consolidated 2013 2012 $ $ 18. TRADE AND OTHER PAYABLES (CURRENT) Trade payables 622,216 332,636 Other payables 377,829 342,539 Accrued expenses 375,491 230,597 Total current trade and other payables 1,375,536 905,772 Note: Trade payables and other payables for the Group include amounts due in US dollars of USD 307,332 (2012: USD 210,304), Chinese yuan of CNY 41,291 (2012: CNY 49,128), Canadian dollars of CAD 171,900 (2012: CAD 7,886), European euros of EUR 20,804 (2012: EUR 1,652), Swiss francs of CHF 3,090 (2012: CHF 3,090), New Zealand dollars of NZD 839 (2012: NZD 1,817) and Japanese yen of JPY 62,928 (2012: JPY 69,677). Refer Note 36 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value. 19. INTEREST-BEARING LIABILITIES (CURRENT) Hire purchase liability (Notes 30 and 36) - 17,748 Total current interest-bearing liabilities - 17,748 Note: The carrying values of the hire purchase liabilities approximate their fair values. 20. DEFERRED REVENUE (CURRENT) Genetic testing fees received in advance 320,781 266,646 Total current deferred revenue 320,781 266,646 21. PROVISIONS (CURRENT AND NON-CURRENT) Current provisions Annual leave 415,511 439,186 Long service leave 353,188 301,216 Total current provisions 768,699 740,402 Non-current provisions Long service leave 96,224 108,541 Total non-current provisions 96,224 108,541 Total provisions 864,923 848,943 GENETIC TECHNOLOGIES ANNUAL REPORT 2013 75

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) Consolidated 2013 2012 $ $ 21. PROVISIONS (CURRENT AND NON-CURRENT) Reconciliation of annual leave provision Balance at the beginning of the financial year 439,186 417,603 Add: obligation accrued during the year 382,655 452,638 Less: utilised during the year (406,330) (431,055) Balance at the end of the financial year (note) 415,511 439,186 Reconciliation of long service leave provision Balance at the beginning of the financial year 409,757 344,304 Add: obligation accrued during the year 50,995 65,453 Less: utilised during the year (11,340) - Balance at the end of the financial year (note) 449,412 409,757 Note: The current provisions for annual leave and long service leave include a total amount of $353,188 (2012: $439,186) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. 22. CONTRIBUTED EQUITY Issued and paid-up capital Fully paid ordinary shares 83,735,845 83,280,142 Total contributed equity 83,735,845 83,280,142 Movements in shares on issue Shares $ Year ended 30 June 2013 Balance at the beginning of the financial year 464,771,819 83,280,142 Add: shares issued during the year from the exercise of options 10,700,000 481,500 Less: other share transaction costs - (25,797) Balance at the end of the financial year 475,471,819 83,735,845 Year ended 30 June 2012 Balance at the beginning of the financial year 404,605,152 72,378,105 Add: shares issued during the year as part of private placement 60,000,000 10,894,537 Add: shares issued during the year from the exercise of options 166,667 7,500 Balance at the end of the financial year 464,771,819 83,280,142 Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital. 76

Consolidated 2013 2012 $ $ 23. RESERVES Foreign currency translation (152,511) (161,858) Share-based payments 4,104,282 3,881,277 Total reserves 3,951,771 3,719,419 Reconciliation of foreign currency translation reserve Balance at the beginning of the financial year (161,858) (155,040) Add: net currency translation gain / (loss) 9,347 (6,818) Balance at the end of the financial year (152,511) (161,858) Reconciliation of share-based payments reserve Balance at the beginning of the financial year 3,881,277 1,852,954 Add: share-based payments expense 223,005 2,028,323 Balance at the end of the financial year 4,104,282 3,881,277 Nature and purpose of reserves Foreign currency translation reserve This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Share-based payments reserve This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration. Consolidated 2013 2012 $ $ 24. ACCUMULATED LOSSES Balance at the beginning of the financial year (72,751,549) (67,464,026) Add: net loss attributable to owners of Genetic Technologies Limited (9,298,367) (5,287,523) Balance at the end of the financial year (82,049,916) (72,751,549) 25. NON-CONTROLLING INTERESTS Reconciliation of non-controlling interests in subsidiaries Balance at the beginning of the financial year 154,630 202,002 Add: movements during the year Less: share of operating losses (51,116) (9,305) Less: share of movement in reserves 17,073 (296) Net loss attributable to non-controlling interests (34,043) (9,601) Add / (less): share / (reversal) of issued capital - (37,771) Balance at the end of the financial year 120,587 154,630 GENETIC TECHNOLOGIES ANNUAL REPORT 2013 77

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

26. OPTIONS

As at 30 June 2013, the following options over ordinary shares in the Company were outstanding.

	2013	Weighted average exercise price	2012	Weighted average exercise price
Unlisted employee options (refer below)	**9,525,000**	**$0.147**	20,125,000	$0.099

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at 30 June 2013, there were 3 executives and 18 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2013	Weighted average exercise price	2012	Weighted average exercise price
Balance at the beginning of the financial year	**20,125,000**	**$0.099**	19,650,000	$0.109
Add: options granted during the year	**3,650,000**	**$0.129**	3,250,000	$0.145
Less: options exercised during the year	**(10,700,000)**	**$0.045**	(166,667)	$0.045
Less: options forfeited during the year	**(1,550,000)**	**$0.093**	(1,958,333)	$0.165
Less: options expired during the year	**(2,000,000)**	**$0.216**	(650,000)	$0.462
Balance at the end of the financial year	**9,525,000**	**$0.147**	20,125,000	$0.099
Exercisable at the end of the financial year	**3,166,667**	**$0.155**	14,958,333	$0.077

A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended 30 June 2013 (2012: $7,500). The weighted average share price at the dates on which the options were exercised during the year ended 30 June 2013 was $0.106 (2012: $0.128).

The numbers of options outstanding as at 30 June 2013 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 29 for further information). The options tabled below are not listed on ASX.

Option description	2013	Weighted average exercise price	2012	Weighted average exercise price
GTGAI (expiring 8 May 2015)	**500,000**	**$0.045**	12,000,000	$0.045
GTGAK (expiring 20 February 2017)	**1,750,000**	**$0.120**	2,250,000	$0.120
GTGAM (expiring 31 July 2016)	**1,000,000**	**$0.200**	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	**2,650,000**	**$0.140**	-	-
GTGAQ (expiring 1 December 2017)	**250,000**	**$0.100**	-	-
GTGAS (expiring 25 January 2018)	**750,000**	**$0.100**	-	-
GTGAW (expiring 31 March 2016)	**2,625,000**	**$0.190**	2,875,000	$0.190
GTGAW (expiring 31 May 2013)	**-**	**-**	300,000	$0.190
GTGAY (expiring 23 October 2012)	**-**	**-**	1,700,000	$0.220
Balance at the end of the financial year	**9,525,000**	**$0.147**	20,125,000	$0.099

The weighted average remaining contractual life of options outstanding as at 30 June 2013 was 3.48 years (2012: 3.00 years).

27. CHANGES IN THE COMPOSITION OF THE ENTITY

Sale of shares in ImmunAid Limited

On 7 August 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Limited for a total consideration of $46,951, prior to the payment of associated costs. As a result, the Company's equity interest in the shares of ImmunAid Limited was reduced from 45.5% to 45.0%.

78

28. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group's major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment.

The Group's three operating segments can be described as follows:

- **Operations** – involves the provision of a range of genetic testing services.
- **Licensing** – involves the out-licensing of the Group's "non-coding" technology.
- **Research** – involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	**2013**	**3,377,183**	**(1,419)**	**3,375,764**	**(6,725,608)**
	2012	3,691,215	31,455	3,722,670	(5,747,234)
Licensing	**2013**	**-**	**4,784,913**	**4,784,913**	**2,385,088**
	2012	-	2,526,599	2,526,599	1,258,761
Research	**2013**	**-**	**181,036**	**181,036**	**(392,341)**
	2012	-	-	-	(892,274)
Sub-total	**2013**	**3,377,183**	**4,964,530**	**8,341,713**	**(4,732,861)**
	2012	3,691,215	2,558,054	6,249,269	(5,380,747)
Corporate	**2013**	**-**	**273,314**	**273,314**	**(4,616,622)**
	2012	-	5,869,211	5,869,211	83,919
Totals	**2013**	**3,377,183**	**5,237,844**	**8,615,027**	**(9,349,483)**
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

		Assets	Liabilities	Amortisation/ depreciation	Impairment losses/ write downs	Purchases of equipment
Segment		$	$	$	$	$
Operations	**2013**	**1,960,237**	**(1,477,080)**	**(333,058)**	**-**	**42,469**
	2012	2,578,637	(1,210,360)	(433,124)	-	66,162
Licensing	**2013**	**551,293**	**(168,593)**	**(26,894)**	**-**	**712**
	2012	184,103	(100,458)	(28,195)	-	1,050
Research	**2013**	**35,224**	**(119,767)**	**(19,192)**	**-**	**990**
	2012	62,403	(48,865)	(79,707)	(104,338)	2,443
Sub-total	**2013**	**2,546,754**	**(1,765,440)**	**(379,144)**	**-**	**44,171**
	2012	2,825,143	(1,359,683)	(541,026)	(104,338)	69,655
Corporate	**2013**	**5,772,773**	**(795,800)**	**(19,165)**	**-**	**9,440**
	2012	13,616,608	(679,426)	(20,918)	-	6,659
Totals	**2013**	**8,319,527**	**(2,561,240)**	**(398,309)**	**-**	**53,611**
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

GENETIC TECHNOLOGIES ANNUAL REPORT 2013

79

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

28. SEGMENT INFORMATION (cont.)

Geographic information

- **Australia** – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA** – is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **China** – is the home of Genetic Technologies (Beijing) Limited.
- **Canada** – is the home of Gtech International Resources Limited.
- **Switzerland** – is the home of GeneType AG.

Geographic segments

		Revenues and income			
		Sales	Other	Totals	Loss
Segment		$	$	$	$
Australia	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
	2012	3,649,522	8,536,940	12,186,462	(2,055,144)
USA	2013	329,511	(906,929)	(577,418)	(4,330,769)
	2012	41,693	(109,678)	(67,985)	(3,161,898)
China	2013	-	-	-	(10,258)
	2012	-	1	1	(29,384)
Canada	2013	-	-	-	(211,397)
	2012	-	-	-	(38,484)
Switzerland	2013	-	2	2	(14,812)
	2012	-	3	3	(11,918)
Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

		Assets	Liabilities	Amortisation/ depreciation	Impairment losses/ write downs	Purchases of equipment
Segment		$	$	$	$	$
Australia	2013	7,809,210	7,698,493	(376,424)	-	45,164
	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950
USA	2013	279,137	(9,584,715)	(21,885)	-	8,447
	2012	413,203	(5,398,129)	(21,563)	-	7,364
China	2013	-	(364,005)	-	-	-
	2012	3	(352,357)	-	-	-
Canada	2013	219,380	(172,219)	-	-	-
	2012	249,056	(7,571)	-	-	-
Switzerland	2013	11,800	(138,794)	-	-	-
	2012	10,589	(123,394)	-	-	-
Totals	2013	8,319,527	(2,561,240)	(398,309)	-	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

Additional segment disclosures

- **Other revenues and income** – corporate includes interest received of $217,441 (2012: $609,807).
- **Expenses** – corporate includes employee benefits expenses of $1,756,159 (2012: $3,495,637) and a share of loss in associate of $437,185 (2012: $132,037).
- **Assets** – corporate includes cash of $1,721,293 (2012: $8,900,235).
- **Liabilities** – corporate includes trade and other payables of $579,570 (2012: $449,034) and provisions of $216,231 (2012: $228,990).

The Corporate business and the Australian geographic segments include a share of loss in associate of $437,185 (2012: $132,037).

There were no intersegment sales.

80

28. SEGMENT INFORMATION (cont.) Additional segment disclosures (cont.) Included in the above figures are the following intersegment balances and transactions: Consolidated 2013 2012 $ $ Loan payable (USA) and loan receivable (Australia) 9,313,022 5,223,612 Loan payable (China) and loan receivable (Australia) 633 633 Loan payable (Switzerland) and loan receivable (Australia) 135,210 120,210 Accounts payable (China) and accounts receivable (Australia) 351,712 344,074 Foreign exchange gain (USA) and foreign exchange loss (Australia) 905,700 109,678 Cost of sales (USA) and sales (Australia) 49,136 11,572 Segment products and locations The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria. Segment accounting policies Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009. As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment. Major customers The Group has a number of major customers to which it provides both products and services. During the year ended 30 June 2013, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. During the year ended 30 June 2012, there was one such customer. 29. EMPLOYEE BENEFITS Employee options On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 26 and 32). During the period from October 2012 to March 2013, a total of 3,650,000 options over ordinary shares (expiring 29 August 2017 to 25 January 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc. Each option entitles the holders to acquire one ordinary share at a cost of between $0.10 and $0.14 (refer Note 26), settled in cash. The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. As at 30 June 2013, there were 3 executives and 18 employees who held options that had previously been granted under the Plans. The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2013 and 2012: 2013 2012 Dividend yield - - Historic volatility and expected volatility 95% 83% Option exercises prices $0.10 to $0.14 $0.12 to $0.20 Weighted average exercise price $0.129 $0.145 Risk-free interest rate 3.24% to 3.66% 3.23% to 3.65% Expected life of an option 4 years to 5 years 4 years to 5 years GENETIC TECHNOLOGIES ANNUAL REPORT 2013 81

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

29. EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds. In respect of the year ended 30 June 2013, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff. All contributions are expensed when incurred. In respect of the period commencing 1 July 2013, the rate increased to 9.25%. Contributions made by the Group of up to 9% per annum of employees' wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year ended 30 June 2012, the Company disposed of shares in former subsidiary ImmunAid Limited to parties related to the Company at a price below their fair market value. As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended 30 June 2012.

	Consolidated	
	2013	2012
	$	$
30. COMMITMENTS AND CONTINGENCIES		
Hire purchase expenditure commitments		
Minimum hire purchase payments		
- not later than one year	-	17,981
- later than one year but not later than five years	-	-
- later than five years	-	-
Total minimum hire purchase payments	-	17,981
Less: future finance charges	-	(233)
Present value of hire purchase payments (Note 19)	-	17,748
Operating lease expenditure commitments		
Minimum operating lease payments		
- not later than one year	**359,497**	370,837
- later than one year but not later than five years	**376,450**	790,087
- later than five years	-	-
Total minimum operating lease payments	**735,947**	1,160,924

As at 30 June 2013, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	723,942
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	12,005
			Total	735,947

Apart from the above, there were no other commitments or contingencies as at 30 June 2013.

82

	Consolidated	
	2013	2012
	$	$

31. AUDITORS' REMUNERATION

Audit services		
PricewaterhouseCoopers in respect of:		
Audit of the Company's Financial Report under the *Corporations Act 2001*	**275,167**	267,880
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**16,425**	16,360
Total remuneration in respect of audit services	**291,592**	284,240
Non-audit services		
Other audit firms in respect of:		
Tax advice and compliance, accounting and other services	**5,676**	18,390
Total remuneration in respect of non-audit services	**5,676**	18,390
Total auditors' remuneration	**297,268**	302,630

32. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2013, various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, arm's-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited ("ImmunAid") is a former subsidiary of Genetic Technologies Limited (the "Company") in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid. Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the year have been summarised as follows:

- On 7 August 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951. In respect of this sale, the Company paid commissions of $2,817 to Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company.
- During the 2013 financial year, the Company rendered twelve invoices to ImmunAid totalling $52,800 (inclusive of GST) in respect management services provided to ImmunAid by the Company. As at balance date, a total of $8,800 had been paid whilst the remaining $44,000 was recorded in the Company's balance sheet as a receivable, against which a full provision was raised. The remaining balance of $44,000 was recorded in the ImmunAid's balance sheet as a payable. During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500.
- During the 2013 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $173,300. This amount was recorded in the Company's balance sheet as a receivable, against which a full provision was raised.
- Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2013 financial year. He rendered twelve invoices to ImmunAid totalling $200,004 (2012: $nil) in respect of services performed by him. As at balance date he had received $33,334 from ImmunAid. The remaining balance of $166,670 was recorded in the ImmunAid's balance sheet as a payable.

Licensing services

During the year ended 30 June 2013, the Company paid a total of $50,000 (2012: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company's Vice President Global Licensing and Intellectual Property. Also during the year, Genetic Technologies Limited paid a total of $293,981 (2012: $59,813) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $34,518 (2012: $115,084).

GENETIC TECHNOLOGIES ANNUAL REPORT 2013
83

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

32. RELATED PARTY DISCLOSURES (cont.)

Phenogen Sciences Inc.

During the year ended 30 June 2013, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $49,136 (2012: $11,572).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm's length. Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr. Malcolm R. Brandon *(Non-Executive Chairman)*	Alison J. Mew *(Chief Executive Officer)*
Tommaso Bonvino *(Non-Executive)*	Thomas G. Howitt *(Chief Financial Officer and Company Secretary)*
Dr. Mervyn Cass *(Non-Executive)*	Mark J. Ostrowski *(US Senior Vice President, Sales and Marketing)*
Benjamin Silluzio *(Non-Executive)*	Gregory J. McPherson *(VP Sales and Marketing)*
	Dr. Richard Allman *(Scientific Director)*
	Ivan Jasenko *(Operations Director)*

The following changes to Key Management Personnel occurred during the period from 1 July 2012 to the date of this Report:

1. *Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on 28 November 2012.*
2. *Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on 6 December 2012.*
3. *Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on 27 November 2012.*
4. *Mr. Greg Brown resigned as a Director of the Company on 27 November 2012.*
5. *Mr. Huw Jones ceased to be a Director of the Company on 27 November 2012.*
6. *Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on 16 December 2011.*
7. *Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on 28 November 2012 and as permanent Chief Executive Officer of the Company on 10 December 2012.*
8. *Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on 7 September 2012.*
9. *Dr. Richard Allman was appointed as Scientific Director of the Company on 10 December 2012.*
10. *Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012.*
11. *Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012.*
12. *Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013, i.e. after balance date.*
13. *Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012.*
14. *Mr. Ivan Jasenko was appointed as Operations Director of the Company on 10 December 2012. He subsequently resigned as Operations Director of the Company on 16 August 2013, i.e. after balance date.*
15. *Ms. Luisa Ashdown and Ms. Diana Newport became members of Key Management Personnel on 23 August 2013 and 26 September 2013, respectively.*

	Consolidated	
	2013	2012
	$	$
Remuneration of Key Management Personnel		
Short-term employee benefits	**2,105,640**	1,596,716
Post-employment benefits	**162,229**	185,996
Share-based payments	**76,173**	64,502
Long-term benefits	**19,628**	19,675
Total remuneration of Key Management Personnel	**2,363,670**	1,866,889

84

32. RELATED PARTY DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

30 June 2013

Name of optionholder	Opening balance	Number of options: Granted	Exercised	Lapsed	Closing balance	Vesting as at year end: Exercisable	Not exercisable
Executive							
Dr. Paul D.R. MacLeman	3,600,000	-	(3,600,000)	-	-	-	-
Thomas G. Howitt	2,500,000	-	(1,000,000)	(1,000,000)	500,000	500,000	-
Alison J. Mew	1,500,000	-	(1,500,000)	-	-	-	-
Lewis J. Stuart	2,400,000	-	(1,600,000)	(800,000)	-	-	-
Gregory J. McPherson	1,500,000	-	(1,500,000)	-	-	-	-
Dr. David J. Sparling	1,500,000	-	(1,500,000)	-	-	-	-
Mark J. Ostrowski	-	2,400,000	-	-	2,400,000	-	2,400,000
Ivan Jasenko	500,000	-	-	-	500,000	333,333	166,667
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667

30 June 2012

Name of optionholder	Opening balance	Number of options: Granted	Exercised	Lapsed	Closing balance	Vesting as at year end: Exercisable	Not exercisable
Executive							
Dr. Paul D.R. MacLeman	3,600,000	-	-	-	3,600,000	3,600,000	-
Thomas G. Howitt	2,750,000	-	-	(250,000)	2,500,000	2,500,000	-
Alison J. Mew	1,500,000	-	-	-	1,500,000	1,500,000	-
Lewis J. Stuart	2,400,000	-	-	-	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	-	-	-	1,500,000	1,500,000	-
Dr. David J. Sparling	1,500,000	-	-	-	1,500,000	1,500,000	-
Ivan Jasenko	500,000	-	-	-	500,000	166,667	333,333
Totals	13,750,000	-	-	(250,000)	13,500,000	11,566,667	1,933,333

Shareholdings of Key Management Personnel

30 June 2013

Shares held in Genetic Technologies Limited	Opening balance	Number of shares: Bought	Sold	Acquired on exercise of options	Closing balance
Director					
Dr. Malcolm R. Brandon	-	-	-	-	-
Tommaso Bonvino	-	-	-	-	-
Dr. Mervyn Cass	473,667	-	-	-	473,667
Benjamin Silluzio	-	-	-	-	-
Executive					
Dr. Paul D.R. MacLeman	-	-	(3,600,000)	3,600,000	-
Thomas G. Howitt	-	-	(1,000,000)	1,000,000	-
Alison J. Mew	-	-	(1,500,000)	1,500,000	-
Lewis J. Stuart	-	-	(1,600,000)	1,600,000	-
Gregory J. McPherson	-	-	(1,500,000)	1,500,000	-
Dr. David J. Sparling	-	-	(1,500,000)	1,500,000	-
Totals	473,667	-	(10,700,000)	10,700,000	473,667

Note: Mr. Silluzio, Mr. Ostrowski, Dr. Allman and Mr. Jasenko became members of Key Management Personnel during the year ended 30 June 2013. Mr. Bridges, Mr. Jones, Dr. MacLeman, Mr. Stuart and Dr. Sparling all ceased to be members of Key Management Personnel during the year ended 30 June 2013. Mr. McPherson and Mr. Jasenko ceased to be members of Key Management Personnel after the year ended 30 June 2013, i.e. after balance date.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm's length.

GENETIC TECHNOLOGIES ANNUAL REPORT 2013

85

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

33. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2013.


Genetic Technologies Limited
Gtech International Resources Limited
75.8%
GeneType Corporation
100%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%
Genetic Technologies (Beijing) Limited
100%

Name of Group company	Incorporation details	Group interest (%) 2013	Group interest (%) 2012	Net carrying value ($) 2013	Net carrying value ($) 2012
Entities held directly by parent					
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	**100%**	100%	**-**	-
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	**100%**	100%	**2**	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	**100%**	100%	**10**	10
GeneType AG	13 February 1989 Zug, Switzerland	**100%**	100%	**8,217**	7,405
GeneType Corporation	18 December 1989 California, U.S.A.	**100%**	100%	**-**	-
Phenogen Sciences Inc.	28 June 2010 Delaware, U.S.A.	**100%**	100%	**11,006**	11,006
Gtech International Resources Limited	28 May 1968 Yukon Territory, Canada	**75.8%**	75.8%	**47,161**	241,485
ImmunAid Limited (refer note below)	21 March 2001 Victoria, Australia	**45.0%**	45.5%	**-**	-
Total carrying value				**66,396**	259,908
Entities held by other subsidiaries					
Genetic Technologies (Beijing) Limited		**100%**	100%	**-**	-

Note: On 12 April 2012, the Company's equity interest in former subsidiary ImmunAid Limited ("ImmunAid") fell below 50%. Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date. On 7 August 2012, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company's equity interest to 45.0% of that company's total issued capital. As at 30 June 2013, the Company held a total of 4,500,000 shares in ImmunAid representing 45.0% of that Company's total issued capital.

86

Consolidated 2013 2012 $ $ 34. INVESTMENTS IN ASSOCIATES Opening gross carrying amount 4,414,914 - Add: recognition of investment in associate recorded at fair value in accordance with AASB 127 due to loss of control (Notes 3 and 27) - 4,546,951 Less: book value of 46,951 ordinary shares sold in associate (45,345) - Less: share of net loss of associate accounted for using the equity method (437,185) (132,037) Closing gross carrying amount 3,932,384 4,414,914 Summarised financial information of associates The Group’s share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at 30 June 2013 are as follows: Ownership interest (Note 27) 45.00% 45.47% Assets 29,906 161,429 Liabilities (324,621) (17,717) Revenues - - Profit / (loss) (437,185) (132,037) 35. PARENT ENTITY FINANCIAL INFORMATION Summary financial information The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table. Consolidated 2013 2012 $ $ Balance sheet Current assets 1,865,349 8,479,614 Total assets 7,892,261 16,408,747 Current liabilities 1,564,682 1,411,194 Total liabilities 13,109,489 11,030,310 Equity Contributed equity 83,735,845 83,280,142 Reserves (share-based payments) 2,289,605 2,066,600 Accumulated losses (91,242,678) (79,968,305) (5,217,228) 5,378,437 Total comprehensive loss (11,274,372) (5,395,618) GENETIC TECHNOLOGIES ANNUAL REPORT 2013 87

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2013 (cont.) 35. PARENT ENTITY FINANCIAL INFORMATION (cont.) Related party information As at 30 June 2013, an amount of $41,331,482 (2012: $36,604,690) was receivable by the Company from its various subsidiaries and associates. As at the same date, an amount of $11,448,582 (2012: $9,510,575) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment. Financial risk management In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. Contingent liabilities and commitments of the parent entity As at the date of this Report, the parent entity had no contingent liabilities or other commitments. 36. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors. The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. The Group holds the following financial instruments: Consolidated 2013 2012 $ $ Financial assets Cash at bank / on hand 1,721,293 2,380,114 Short-term deposits - 6,520,121 Trade and other receivables 328,642 495,975 Performance bond and deposits 209,296 17,460 Total financial assets 2,259,231 9,413,670 Financial liabilities Trade and other payables 1,375,536 905,772 Hire purchase liabilities - 17,748 Total financial liabilities 1,375,536 923,520 88

36. FINANCIAL RISK MANAGEMENT (cont.) Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings. The compliance with credit limits by customers is regularly monitored by Management. Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk. The maximum exposures to credit risk as at 30 June 2013 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet. Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited. The Group has not entered into any transactions that qualify as a financial derivative instrument. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. As at 30 June 2013, the balance of the Group’s provision for doubtful debts was $214,285 (2012: $88,783), out of a total net receivables balance as at that date of $328,642 (2012: $495,975) (refer Note 12). For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement. Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances. An analysis of the aging of trade and other receivables and trade and other payables is provided below: Consolidated 2013 2012 $ $ Net trade and other receivables Current (less than 30 days) 265,578 489,893 31 days to 60 days 35,638 2,152 61 days to 90 days (note) 1,788 3,435 Greater than 90 days (note) 25,638 495 Total net trade and other receivables (Note 12) 328,642 495,975 Net trade and other payables Current (less than 30 days) 1,364,891 894,817 31 days to 60 days 1,007 703 61 days to 90 days 6,091 9,397 Greater than 90 days 3,547 855 Total net trade and other payables (Note 18) 1,375,536 905,772 Note: A total of $27,426 in net trade and other receivables greater than 60 days is past due, of which a total of $27,426 had been received prior to the date of this Report. GENETIC TECHNOLOGIES ANNUAL REPORT 2013 89

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

36. FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

As at 30 June 2013, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY
Financial assets								
Cash at bank / on hand	**2013**	**326,255**	**210,432**	**71,631**	**-**	**86**	**6,718**	**87,046**
	2012	396,454	259,451	4,670	19	154	7,776	123,175
Trade and other receivables	**2013**	**42,140**	**-**	**90,000**	**-**	**-**	**-**	**-**
	2012	61,336	-	90,000	-	-	-	-
Total financial assets	**2013**	**368,395**	**210,432**	**161,631**	**-**	**86**	**6,718**	**87,046**
	2012	457,790	259,451	94,670	19	154	7,776	123,175
Financial liabilities								
Trade and other payables	**2013**	**307,332**	**171,900**	**20,804**	**41,291**	**839**	**3,090**	**62,928**
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677
Total financial liabilities	**2013**	**307,332**	**171,900**	**20,804**	**41,291**	**839**	**3,090**	**62,928**
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677

Note: ***USD*** *– United States dollars* ***CAD*** *– Canadian dollars* ***EUR*** *– European euros* ***GBP*** *– Great Britain pounds*
CNY *– Chinese yuan* ***NZD*** *– New Zealand dollars* ***CHF*** *– Swiss francs* ***JPY*** *– Japanese yen*

During the year ended 30 June 2013, the Australian dollar / US dollar exchange rate fell by 10.0%, from 1.0161 at the beginning of the year to 0.9146 at the end of the year. During the same period, Australian dollar / Canadian dollar exchange rate fell by 7.6%, from 1.0416 at the beginning of the year to 0.9627 at the end of the year.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $45,000 lower / $37,000 higher (2012: loss $50,000 lower / loss $41,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group's loss for the year would have been $24,000 lower / $20,000 higher (2012: loss $28,000 lower / loss $23,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

90

36. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal. The Group also has various hire purchase liabilities with fixed interest rates. While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited. A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2013, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $6,000 lower / higher (2012: loss $42,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $6,000 higher / lower (2012: $42,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted average effective rate %	Average maturity period days
Financial assets						
Cash at bank / on hand	**2013**	**1,721,293**	**-**	**1,721,293**	**1.50%**	**At call**
	2012	2,380,114	-	2,380,114	2.31%	At call
Short-term deposits	**2013**	**-**	**-**	**-**	**-**	**-**
	2012	-	6,520,121	6,520,121	5.23%	61
Performance bond / deposits	**2013**	**-**	**209,296**	**209,296**	**-**	**At call**
	2012	-	17,460	17,460	-	At call
Totals	**2013**	**1,721,293**	**209,296**	**1,930,589**		
	2012	2,380,114	6,537,581	8,917,695		
Financial liabilities						
Hire purchase liabilities (Note 30)	**2013**	**-**	**-**	**-**	**-**	**-**
	2012	-	17,981	17,748	6.84%	79
Totals	**2013**	**-**	**-**	**-**		
	2012	-	17,981	17,748		

Note: All periods in respect of financial assets are for less than one year.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

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GENETIC TECHNOLOGIES ANNUAL REPORT 2013

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (cont.)

36. FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial assets						
Cash at bank / on hand	**2013**	**1,721,293**	**-**	**-**	**-**	**1,721,293**
	2012	2,380,114	-	-	-	2,380,114
Short-term deposits	**2013**	**-**	**-**	**-**	**-**	**-**
	2012	6,520,121	-	-	-	6,520,121
Trade and other receivables	**2013**	**328,642**	**-**	**-**	**-**	**328,642**
	2012	495,975	-	-	-	495,975
Performance bond and deposits	**2013**	**209,296**	**-**	**-**	**-**	**209,296**
	2012	17,460	-	-	-	17,460
Total financial assets	**2013**	**2,259,231**	**-**	**-**	**-**	**2,259,231**
	2012	9,413,670	-	-	-	9,413,670
Financial liabilities						
Trade and other payables	**2013**	**1,375,536**	**-**	**-**	**-**	**1,375,536**
	2012	905,772	-	-	-	905,772
Hire purchase liabilities	**2013**	**-**	**-**	**-**	**-**	**-**
	2012	17,981	-	-	-	17,981
Total financial liabilities	**2013**	**1,375,536**	**-**	**-**	**-**	**1,375,536**
	2012	923,753	-	-	-	923,753
Net maturity	**2013**	**883,695**	**-**	**-**	**-**	**883,695**
	2012	8,489,917	-	-	-	8,489,917

The Group had access to the following undrawn borrowing facility as at 30 June 2013:

Nature of facility	Facility limit $	Amount used $	Amount available $
Credit card facility	215,603	(60,918)	154,685

37. SUBSEQUENT EVENTS

On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan ("SPP") and, subject to shareholder approval, the issue of a convertible note to an institutional investor.

On 14 August 2013, the Company completed the placement of 30,555,556 shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs. On 30 August 2013, the Company completed the placement of a further 11,111,111 shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs.

On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company. The options, which were granted at no cost, entitle the holder to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions.

As at the date of this Report, a total of $1,350,500 had been received by the Company under its Share Purchase Plan. This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs. At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company.

Apart from these events, there have been no other significant events which have occurred after balance date.

92

In the opinion of the Directors: (a) The Financial Statements and accompanying notes set out on pages 54 to 92 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. TOMMASO BONVINO Non-Executive Director Melbourne, 27 September 2013 DIRECTORS’ DECLARATION GENETIC TECHNOLOGIES ANNUAL REPORT 2013 93

AUDITOR’S REPORT 94

GENETIC TECHNOLOGIES ANNUAL REPORT 2013 95

AUDITOR’S INDEPENDENCE DECLARATION 96

DIRECTORS Dr. Malcolm R. Brandon (Non-Executive Chairman) Tommaso Bonvino (Non-Executive) Dr. Mervyn Cass (Non-Executive) Benjamin Silluzio (Non-Executive) COMPANY SECRETARY Thomas G. Howitt REGISTERED OFFICE 60-66 Hanover Street Fitzroy Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia AUSTRALIAN BUSINESS NUMBER 17 009 212 328 COMPANY WEBSITE www.gtglabs.com SHARE REGISTER Computershare Investor Services Pty. Ltd. Yarra Falls, 452 Johnston Street Abbotsford Victoria 3067 Australia T: +61 3 9415 5000 F: +61 3 9473 2500 W: www.computershare.com BANKERS Australia National Australia Bank Limited Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia USA Bank of America, N.A. 155 Town Centre Drive Mooresville NC 28117 USA Canada Bank of Montreal 595 Burrard Street Vancouver BC V7X 1L7 Canada AUDITOR PricewaterhouseCoopers Chartered Accountants Freshwater Place 2 Southbank Boulevard Southbank Victoria 3006 Australia STOCK EXCHANGES Australian Securities Exchange Stock Exchange Centre 2 The Esplanade Perth Western Australia 6000 Australia Code: GTG NASDAQ Capital Market The NASDAQ Stock Market One Liberty Plaza, 165 Broadway New York NY 10006 USA Ticker: GENE CORPORATE INFORMATION GENETIC TECHNOLOGIES ANNUAL REPORT 2013 97

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Securities Exchange and not disclosed elsewhere in this Annual Report. The information provided is current as at 3 October 2013.

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Securities Exchange. The Home Exchange is Perth, Western Australia. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Capital Market in the USA. Each ADR comprises 30 fully paid ordinary shares and trades under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The numbers of shareholders as at 3 October 2013, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 – 1,000	275	175,665
1,001 – 5,000	828	2,507,072
5,001 – 10,000	489	4,100,627
10,001 – 100,000	1,006	36,559,851
100,001 and over	254	473,795,271
Totals	**2,852**	**517,138,486**

The number of shareholders holding less than a "marketable parcel" of shares (being 6,330 shares) is 1,204. The total number of shares held by these shareholders on 3 October 2013 was 3,266,334.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 3 October 2013 are:

Rank	Name of registered shareholder	Number of shares	Percentage held
1	National Nominees Limited	137,356,395	26.56%
2	Dr. Mervyn Jacobson Group	136,473,684	26.39%
3	Mr. Roger L. Dawkins and Mr. Wayne Cox <Immunogenetics R FDN WA account>	16,016,667	3.10%
4	Security & Equity Resources Limited	15,923,506	3.08%
5	Ms. Gail J. Bratz	9,000,000	1.74%
6	Jetan Pty. Ltd. <G.R. Plummer Super Fund account>	8,521,053	1.65%
7	Overachieve Pty. Ltd. <Overachieve account No. 1>	8,333,334	1.61%
8	J.P. Morgan Nominees Australia Limited <cash income account>	5,157,508	1.00%
9	J.P. Morgan Nominees Australia Limited	5,132,686	0.99%
10	Moore Family Nominee Pty. Ltd.	4,647,388	0.90%
11	UBS Wealth Management Australia Nominees Pty. Ltd.	4,574,250	0.88%
12	Tass Investments Pty. Ltd.	4,429,325	0.86%
13	Grandor Pty. Ltd. < Mark Scott Family P/F account>	4,312,965	0.83%
14	Wakko Enterprises Pty. Ltd. <Wakefield S/F account>	3,654,449	0.71%
15	Pershing Australia Nominees Pty. Ltd. <Accordius account>	3,549,109	0.69%
16	Mr. Maurie Stang	3,446,000	0.65%
17	Mr. Bernard Stang	3,122,000	0.60%
18	Mr. Bruce Bartlett	3,100,000	0.60%
19	Kam Superannuation Fund Pty. Ltd. <super fund account>	2,886,983	0.56%
20	Equity Trustees Limited <SGH Micro Cap Fund account>	2,552,631	0.49%
Totals		**382,189,933**	**73.89%**

98

SUBSTANTIAL SHAREHOLDERS As at 3 October 2013, the names of the only substantial shareholder holding shares representing more than 5% of the Company’s total issued capital, who have notified the Company in accordance with section 671B of the Corporations Act 2001, is: Name of substantial shareholder Number of shares Percentage held Dr. Mervyn Jacobson 136,473,684 26.39% RESTRICTED SECURITIES As at 3 October 2013, there were no ordinary shares that were subject to escrow agreements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or Representative has: (i) For each fully paid share that the person holds or represents: one vote; and (ii) For each share other than a fully paid share that the person holds or represents: that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” GENETIC TECHNOLOGIES ANNUAL REPORT 2013 99

ADR (AMERICAN DEPOSITARY RECEIPT) A security listed on NASDAQ comprising 30 ordinary shares in GTG AMNIOCENTESIS An invasive method for collecting foetal cells from pregnant women ARC (AUSTRALIAN RESEARCH COUNCIL) The organisation which advises the Government on matters relating to science ASX or AUSTRALIAN SECURITIES EXCHANGE Australian Securities Exchange Limited AUTO IMMUNE DISEASES A group of diseases caused by an immune response being directed toward a normal body cell BRCA1 and BRCA2 Genes used to assess the risk of developing familial breast and ovarian cancers BREVAGen™ A genetic based, Laboratory Developed Test used to determine risk of occurrence of breast cancer CANINE Pertaining to dogs CEO Chief Executive Officer CFO Chief Financial Officer CLIA Clinical Laboratory Improvement Amendments of 1988 (United States) CMS Centers for Medicare and Medicaid Services COMPANY or GTG Genetic Technologies Limited (ACN 009 212 328) CURRENCIES USED AUD or $ Australian dollars, except where specifically indicated otherwise CAD Canadian dollars CHF Swiss francs CNY Chinese yuan EUR European euros GBP Great Britain pounds JPY Japanese yen NZD New Zealand dollars USD United States dollars CVS (CHORIONIC VILLUS SAMPLING) An invasive method for collecting foetal cells from pregnant women DNA (DEOXYRIBONUCLEIC ACID) The complex chemical in each cell of the body which determines individual differences EBITDA Earnings before interest, tax, depreciation and amortisation FOETAL CELLS The cells of an unborn child GENDIA An international network consisting of more than 50 laboratories (including GTG) that offers more than 1,300 different genetic tests GENE A region of DNA that controls an hereditary characteristic GROUP Genetic Technologies Limited and all of its subsidiaries IMMUNAID™ A technology aimed at improving the efficiency of treatments in cancer and autoimmune diseases IMMUNE RESPONSE The body’s mechanism for eliminating infections by bacteria or viruses ISO (INTERNATIONAL ORGANIZATION FOR STANDARDIZATION) The organisation responsible for developing and maintaining the quality standards for businesses and laboratories LDT (Laboratory Developed Test) A test that has been developed and offered by a single laboratory NASDAQ National Association of Securities Dealers Automated Quotation Stock Exchange NATA (NATIONAL ASSOCIATION OF TESTING AUTHORITIES) An Australian authority for the accreditation of laboratories against the relevant ISO standards that the Company must adhere to for compliance NON-CODING The segments of DNA which do not contain information on the structure of proteins NPAAC (NATIONAL PATHOLOGY ACCREDITATION ADVISORY COUNCIL) Responsible for the development and maintenance of standards and guidelines for pathology practices within Australia PPO (PREFERRED PROVIDER ORGANISATION) An organisation that establishes a network of medical providers with whom they negotiate fees and provide access to insurance companies PROTEIN A string of amino acids determined by a gene RARECELLECT™ The Company’s non-invasive process for obtaining foetal cells from pregnant women for genetic testing RCPA (ROYAL COLLEGE OF PATHOLOGISTS OF AUSTRALIA) Jointly with NATA, is responsible for the accreditation of Australian pathology laboratories in relation to medical testing SCN1A (SODIUM CHANNEL, NEURONAL 1 ALPHA) A gene responsible for one form of severe (myoclonic) epilepsy in infancy T-REGULATORY CELLS The cells that limit the strength of an immune response to ensure it does not become too severe GLOSSARY 100

Designed and produced by motivo

Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com